Exhibit 99.3

PRO FORMA VALUATION REPORT

CHEVIOT FINANCIAL CORP.
Cincinnati, Ohio

PROPOSED HOLDING COMPANY FOR:
CHEVIOT SAVINGS BANK
Cincinnati, Ohio

Dated As Of:
August 5, 2011

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 1100
Arlington, Virginia  22201

RP® FINANCIAL, LC.
Serving the Financial Services Industry Since 1988

             August 5, 2011

Boards of Directors
Cheviot, MHC
Cheviot Financial Corp.
Cheviot Savings Bank
3723 Glenmore Avenue
Cheviot, Ohio  45211

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization”, originally promulgated by the Office of Thrift Supervision (“OTS”), and applicable regulatory interpretations thereof.

Description of Plan of Conversion and Reorganization

On July 12, 2011, the respective Boards of Directors of Cheviot, MHC (the “MHC”) Cheviot Financial Corp. (“Cheviot” or the “Company”), and Cheviot Savings Bank (the “Bank”), Cincinnati, Ohio, adopted a Plan of Conversion (the “Plan of Conversion”) whereby the MHC will convert to stock form.  As a result of the conversion, Cheviot, which currently owns a majority of the issued and outstanding common stock of the Company, will be succeeded by a newly formed Maryland corporation with the name of Cheviot Financial Corporation.  Following the conversion, the MHC will no longer exist.  For purposes of this document, the existing consolidated entity and the newly incorporated entity will hereinafter be referred to as Cheviot or the Company, unless otherwise noted.  As of June 30, 2011, the MHC had a majority ownership interest in, and its principal asset consisted of approximately 61.5% of the common stock (the “MHC Shares”) of Cheviot.  The remaining 38.5% of Cheviot common stock is owned by public stockholders.

It is our understanding that Cheviot will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plans including the Bank’s employee stock ownership plan (the “ESOP”), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable regulatory requirements governing mutual-to-stock conversions.  To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares are expected to be offered for sale in a community offering.  Shares not purchased in the subscription and community offerings may be offered for sale to the general public in a syndicated offering.

Washington Headquarters
Three Ballston Plaza 1100 North Glebe Road, Suite 1100 Arlington, VA 22201 www.rpfinancial.com	Telephone: (703) 528-1700 Fax No.: (703) 528-1788 Toll-Free No.: (866) 723-0594 E-Mail: mail@rpfinancial.com

Boards of Directors
August 5, 2011

Upon completing the mutual-to-stock conversion and stock offering (the “Second-Step Conversion”), the Company will be 100% owned by public shareholders, the publicly-held shares of Cheviot will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed and the MHC assets will be consolidated with the Company.

RP® Financial, LC.

RP® Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form.  The background and experience of RP Financial is detailed in Exhibit V-1.  We believe that, except for the fee we will receive for our appraisal, we are independent of the Company, the Bank, the MHC and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of the Company, the Bank and the MHC, including the prospectus as filed with the Board of Governors of the Federal Reserve and the Securities and Exchange Commission (“SEC”).  We have conducted a financial analysis of the Company, the Bank and the MHC that has included a review of audited financial information for the fiscal years ended December 31, 2006 through December 31, 2010, and unaudited financial information through June 30, 2011, as well as due diligence related discussions with the Company’s management; Clark, Shaefer, Hackett & Co., the Company’s independent auditor; Luse Gorman Pomerenk & Schick, P.C., Cheviot’s conversion counsel; and Stifel Nicolaus Weisel, the Company’s marketing advisor in connection with the stock offering.  All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions.  In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable.  While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Cheviot operates and have assessed Cheviot’s relative strengths and weaknesses.  We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on Cheviot and the industry as a whole.  We have analyzed the potential effects of the stock conversion on Cheviot’s operating characteristics and financial performance as they relate to the pro forma market value of Cheviot.  We have analyzed the assets held by the MHC, which will be consolidated with Cheviot’s assets and equity pursuant to the completion of the second-step conversion.  We have reviewed the economic and demographic characteristics of the Company’s primary market area.  We have compared Cheviot’s financial performance and condition with selected thrift holding companies in accordance with the Valuation Guidelines.  We have reviewed the current conditions in the securities markets in general and the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second-step conversion offerings.  We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

Boards of Directors
August 5, 2011

The Appraisal is based on Cheviot’s representation that the information contained in the regulatory applications and additional information furnished to us by Cheviot and its independent auditor, legal counsel and other authorized agents are truthful, accurate and complete.  We did not independently verify the financial statements and other information provided by Cheviot, or its independent auditor, legal counsel and other authorized agents nor did we independently value the assets or liabilities of Cheviot.  The valuation considers Cheviot only as a going concern and should not be considered as an indication of Cheviot’s liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for Cheviot and for all thrifts and their holding companies.  Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of Cheviot’s stock alone.  It is our understanding that there are no current plans for selling control of Cheviot following completion of the second-step conversion.  To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which Cheviot’s common stock, immediately upon completion of the second-step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of August 5, 2011, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) the shares to be issued publicly representing the MHC’s current ownership interest in the Company and (2) exchange shares issued to existing public shareholders of Cheviot – was $71,500,200 at the midpoint, equal to 8,937,525 shares at a per share value of $8.00.

Boards of Directors
August 5, 2011

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares in the fully converted company.  The Boards of Directors of the MHC, Cheviot and the Bank have independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders.  The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the subscription, community, and syndicated offerings and the final appraisal.  Based on the valuation conclusion herein, the resulting offering value, and the $8.00 per share offering price, the indicated exchange ratio at the midpoint is 1.0082 shares of the Company for every one public share held by public shareholders.  Furthermore, based on the offering range of value, the indicated exchange ratio is 0.8570 at the minimum, 1.1594 at the maximum and 1.3333 at the supermaximum.  RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.  The resulting range of value pursuant to regulatory guidelines, the corresponding number of shares based on the Board approved $8.00 per share offering price, and the resulting exchange ratios are shown below.

	Total Shares	Offering Shares	Exchange Shares Issued to the Public Shareholders	Exchange Ratio
Shares				(x)
Super Maximum	11,819,876	7,273,750	4,546,126	1.3333
Maximum	10,278,153	6,325,000	3,953,153	1.1594
Midpoint	8,937,525	5,500,000	3,437,525	1.0082
Minimum	7,596,896	4,675,000	2,921,896	0.8570

Distribution of Shares
Super Maximum	100.00%	61.54%	38.46%
Maximum	100.00%	61.54%	38.46%
Midpoint	100.00%	61.54%	38.46%
Minimum	100.00%	61.54%	38.46%

Aggregate Market Value(1)
Super Maximum	$94,559,008	$58,190,000	$36,369,008
Maximum	$82,225,224	$50,600,000	$31,625,224
Midpoint	$71,500,200	$44,000,000	$27,500,200
Minimum	$60,775,168	$37,400,000	$23,375,168

(1) Based on offering price of $8.00 per share.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock.  Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof.  The appraisal reflects only a valuation range as of this date for the pro forma market value of Cheviot immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market following the completion of the second-step offering.

Boards of Directors
August 5, 2011

RP Financial’s valuation was based on the financial condition, operations and shares outstanding of Cheviot as of June 30, 2011, the date of the financial data included in the prospectus.  The proposed exchange ratio to be received by the current public stockholders of Cheviot and the exchange of the public shares for newly issued shares of Cheviot common stock as a full public company was determined independently by the Boards of Directors of the MHC, Cheviot and the Bank.  RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.  RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines.  These updates will consider, among other things, any developments or changes in the financial performance and condition of Cheviot, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues.  These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates.  Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made.  The reasons for any such adjustments will be explained in the update at the date of the release of the update.  The valuation will also be updated at the completion of Cheviot’s stock offering.

Respectfully submitted,
RP® FINANCIAL, LC.

/s/ William E. Pommerening
William E. Pommerening
Chief Executive Officer and Managing Director

/s/ James P. Hennessey
James P. Hennessey Director

RP® Financial, LC.	TABLE OF CONTENTS i

TABLE OF CONTENTS
CHEVIOT FINANCIAL CORP.
CHEVIOT SAVINGS BANK
Cincinnati, Ohio

DESCRIPTION		PAGE NUMBER

CHAPTER ONE	OVERVIEW AND FINANCIAL ANALYSIS
Introduction		I.1
	Acquisition of First Franklin Corporation	I.2
	Reasons for the Acquisition	I.3
	Plan of Conversion and Reorganization	I.4
	Purpose of the Reorganization	I.5
	Strategic Overview	I.6
	Balance Sheet Growth Trends	I.8
	Income and Expense Trends	I.14
	Interest Rate Risk Management	I.21
	Lending Activities and Strategy	I.22
	Asset Quality	I.26
	Funding Composition and Strategy	I.28
	Subsidiaries	I.29
	Legal Proceedings	I.29

CHAPTER TWO	MARKET AREA ANALYSIS
	Introduction	II.1
	National Economic Factors	II.2
	Interest Rate Environment	II.4
	Market Area Demographics	II.5
	Greater Cincinnati Economy	II.7
	Unemployment Trends	II.9
	Real Estate Trends	II.10
	Market Area Deposit Characteristics	II.11
	Deposit Competition	II.11
	Mortgage Competition	II.12

CHAPTER THREE	PEER GROUP ANALYSIS
	Peer Group Selection	III.1
	Financial Condition	III.8
	Income and Expense Components	III.11
	Loan Composition	III.14
	Credit Risk	III.14
	Interest Rate Risk	III.17
	Summary	III.19

RP® Financial, LC.	TABLE OF CONTENTS ii

TABLE OF CONTENTS
CHEVIOT FINANCIAL CORP.
CHEVIOT SAVINGS BANK
Cincinnati, Ohio
(continued)

DESCRIPTION				PAGE NUMBER

CHAPTER FOUR			VALUATION ANALYSIS

Introduction				IV.1
Appraisal Guidelines				IV.1
RP Financial Approach to the Valuation				IV.1
Valuation Analysis				IV.2
	1.	Financial Condition		IV.3
	2.	Profitability, Growth and Viability of Earnings		IV.4
	3.	Asset Growth		IV.5
	4.	Primary Market Area		IV.6
	5.	Dividends		IV.6
	6.	Liquidity of the Shares		IV.7
	7.	Marketing of the Issue		IV.8
		A.	The Public Market	IV.8
		B.	The New Issue Market	IV.12
		C.	The Acquisition Market	IV.14
		D.	Trading in Cheviot’s Stock	IV.16
	8.	Management		IV.16
	9.	Effect of Government Regulation and Regulatory Reform		IV.17
Summary of Adjustments				IV.17
Valuation Approaches				IV.17
	1.	Price-to-Earnings (“P/E”)		IV.19
	2.	Price-to-Book (“P/B”)		IV.20
	3.	Price-to-Assets (“P/A”)		IV.21
Comparison to Recent Offerings				IV.21
Valuation Conclusion				IV.22
Establishment of the Exchange Ratio				IV.23

RP® Financial, LC.	LIST OF TABLES iii

LIST OF TABLES
CHEVIOT FINANCIAL CORP.
CHEVIOT SAVINGS BANK
Cincinnati, Ohio

TABLE NUMBER	DESCRIPTION	PAGE

1.1	Historical Balance Sheet Data	I.9
1.2	Recent Balance Sheet Data Highlighting the Effect of the Acquisition	I.11
1.3	Historical Income Statements	I.16

2.1	Summary Demographic Data	II.6
2.2	Primary Market Area Employment Sectors	II.9
2.3	Market Area Largest Employers	II.9
2.4	Market Area Unemployment Trends	II.10
2.5	Deposit Summary	II.11
2.6	Market Area Deposit Competitors	II.11
2.7	Mortgage Market Share	II.12

3.1	Peer Group of Publicly-Traded Thrifts	III.3
3.2	Balance Sheet Composition and Growth Rates	III.9
3.3	Income as a % of Average Assets and Yields, Costs, Spreads	III.12
3.4	Loan Portfolio Composition and Related Information	III.15
3.5	Credit Risk Measures and Related Information	III.16
3.6	Interest Rate Risk Measures and Net Interest Income Volatility	III.18

4.1	Recent Conversions Completed	IV.13
4.2	Market Pricing Comparatives	IV.15
4.3	Public Market Pricing	IV.24

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.1

I.  OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Cheviot Savings Bank (the “Bank”) is an Ohio chartered savings bank headquartered in Cincinnati, Ohio, operating in the Greater Cincinnati metropolitan area which the Bank considers to be its primary market area.  The Bank conducts business through a total of 12 full-service offices in Hamilton County, Ohio.  In addition to the traditional retail branches, the Bank delivers its banking products and services and related information services through alternative methods for customers to access their accounts including direct deposit, ATMs and check card services, overdraft protection, telephone and Internet banking, and remote electronic deposits, thereby providing its customers multiple channels to access their accounts.  The Bank has served customers in the Cincinnati, Ohio, market since its founding in 1911.

The Bank’s primary business has been the origination of 1-4 family residential loans for portfolio funded primarily by retail deposits and, to a lesser extent, borrowed funds.  The Bank originates construction, multi-family, commercial real estate and consumer loans. The Bank also invests in securities, primarily U.S. Government and agency securities and mortgage-backed securities.

In 2004, Cheviot Savings Bank was reorganized into a stock savings bank with a mutual holding company structure.  As a part of that reorganization, the Bank formed Cheviot Financial Corp. (“Cheviot” or the “Company”) as the mid-tier holding company for the Bank and sold a minority interest in Cheviot’s common stock to the Bank’s depositors and employee stock ownership plan (“ESOP”) in a subscription offering. The majority of Cheviot’s shares were issued to Cheviot Mutual Holding Company (the “MHC”), a mutual holding company organized under federal law. As a mutual holding company, Cheviot MHC does not have any shareholders, does not hold any significant assets other than the common stock of Cheviot, and does not engage in any significant business activity.  The reorganization and minority stock issuance was completed as of January 5, 2004.

The Company has no significant assets, other than all of the outstanding shares of the Bank, and no significant liabilities.  At June 30, 2011, the Company had 8,864,908 shares of common stock outstanding, whereby the MHC owns 5,455,313 shares or 61.5% of the common stock outstanding, of Cheviot and the minority public shareholders own the remaining 3,409,595 shares or 38.5%.  The public shares are traded on Nasdaq under the trading symbol “CHEV”.  The Bank is a member of the Federal Home Loan Bank (“FHLB”) system and its deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation (“FDIC”).  The Bank is subject to extensive regulation, supervision and examination by the Ohio Division of Financial Institutions (“ODFI”) and effective July 21, 2011, by the Federal Deposit Insurance Corporation.  The MHC and the Company are subject to regulation and supervision by the Federal Reserve Board (“FRB”).

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.2

The Company operates as a community-oriented financial institution offering traditional financial services to consumers and businesses in the regional market area, thereby attracting deposits from the general public and using those funds, together with FHLB advances, to originate loans to their customers and invest in securities such as U.S. Government and agency securities and MBS.  At June 30, 2011, the Company had $597.1 million of total assets, $407.7 million in loans, $474.9 million of total deposits, and stockholders’ equity equal to $71.3 million, equal to 11.95% of total assets.  For the twelve months ended June 30, 2011, the Company reported net income equal to $2.4 million, for a return on average assets equal to 0.54%.  The Company’s audited financial statements are included by reference as Exhibit I-1 and key operating ratios are shown in Exhibit I-2.

Acquisition of First Franklin Corporation

On October 12, 2010, the Company, its wholly owned subsidiary, Cheviot Savings Bank, and Cheviot Merger Subsidiary, Inc. entered into an Agreement and Plan of Merger (the “Merger Agreement”) with First Franklin Corporation (“First Franklin”) and its wholly-owned subsidiary, The Franklin Savings and Loan Company, Cincinnati, Ohio.  The Merger Agreement provided for a business combination whereby the Merger Subsidiary merged with and into First Franklin (the “Acquisition”). As a result of the Acquisition, First Franklin was merged with and into Cheviot and its wholly-owned subsidiaries.

On January 31, 2011, the stockholders of First Franklin approved the Acquisition. The Acquisition was completed as of March 16, 2011, with each First Franklin stockholder receiving $14.50 per share in cash. Each First Franklin stock option outstanding at the time of the closing was converted into an amount of cash equal to the positive difference, if any, between $14.50 and the exercise price of such stock option.  The total consideration paid to the First Franklin stockholders was $24.7 million including the value of stock options extinguished for cash.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.3

The Acquisition resulted in the creation of $11.6 million of total intangible assets, including $1.3 million of core deposit value (“CDI”) and $10.3 million of goodwill.  In addition, the Acquisition resulted in the addition of seven branch offices (net of one office consolidated) and total assets increased by approximately $250 million to nearly $600 million as of June 30, 2011.

Reasons for the Acquisition

The Acquisition is expected to enhance the Company’s operations in a number of ways.  Most notably, the Acquisition will expand the Company’s geographic presence in the Company’s markets.  The Company’s branch locations have historically been focused in western Hamilton County while the First Franklin branches provide greater coverage in central and eastern sections of Hamilton County.  In aggregate, the Acquisition resulted in the total number of branches increasing from a total of 6 to 12, net of one office consolidated.  Further, the Company became a substantially larger institution, in terms of its key aggregates such as assets, loans, deposits and employees, giving it a larger platform for expansion.  The Company’s lending operations have been augmented by First Franklin’s lending operations and the commercial and multi-family mortgage loan portfolio increased in terms of the number and balance of loans outstanding.  As a result of the merger, the Company ranks 8th in terms of deposit market share in Hamilton County.  The combined organization is expected to be better postured to improve the return on equity (“ROE”) that the Company could initially realize in a stand-alone basis and the enhanced earnings potential is expected to facilitate the sale of stock.

Other reasons for the merger as indicated by Cheviot’s management are set forth below.

●	The expanded branch network will enhance customer convenience, thereby increasing opportunities for growth at all of the Company’s branches.

●	The Company substantially increased its retail banking footprint on the east side of the Cincinnati metropolitan area;

●	The ability to achieve targeted loan growth and diversification into commercial lending will be accelerated by the acquisition of First Franklin’s loan portfolio.

●	The combined entity will have a significantly larger customer base for purposes of cross-selling the Company’s product and services.

●	The larger asset size, geographic presence and market capitalization that will result from the Acquisition will better position the Company to pursue other strategic acquisitions.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.4

●	Certain operating synergies and cost reductions, net of certain consolidation costs, are anticipated as a result of the merger, including:
--	Reduction in personnel expenses through consolidation of certain management and administrative positions;
--	Reduction of certain professional services, such as legal, audit and tax and consulting; and
--	Spreading securities, shareholder reporting and regulatory reporting and examination expenses over a larger base.

Plan of Conversion and Reorganization

On July 12, 2011, Cheviot announced that the Boards of Directors of the MHC, Cheviot and the Bank unanimously adopted a Plan of Conversion and Reorganization (the “Plan of Conversion”), pursuant to which Cheviot will convert from the three-tier MHC structure to the full stock holding company structure and concurrently conduct a second-step conversion offering (“Second-Step Conversion” or “Offering”) that will include the sale of the MHC’s ownership interest in Cheviot.  Pursuant to the Plan of Conversion, Cheviot will be succeeded by a newly formed Maryland corporation which will also be known as Cheviot Financial Corp.  Following the conversion, the MHC will no longer exist.

Pursuant to the Second-Step Conversion, Cheviot will sell shares of its common stock in a subscription offering in descending order of priority to the Bank’s members and other stakeholders as follows:  Eligible Account Holders; Tax-Qualified Employee Stock Benefit Plans; Supplemental Eligible Account Holders; and Other Members.  Any shares of stock not subscribed for by the foregoing classes of persons will be offered for sale to certain members of the public through a community offering.  Shares not purchased in the subscription and community offerings maybe be offered for sale to the general public in a syndicated offering or an underwritten public offering, or through a combination of such offerings.  The Company will also issue exchange shares of its common stock to the current public shareholders in the Second-Step Conversion pursuant to an exchange ratio that will result in the same aggregate ownership percentage as immediately before the Offering.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.5

Purpose of the Reorganization

The Second-Step Conversion will increase the capital level to support further expansion, improve the overall competitive position of the Company in the local market area, enhance profitability, and reduce interest rate risk.  Importantly, the completion of the Acquisition resulted in substantial leveraging of Cheviot’s tangible capital ratio, which reduced from 19.4% as of December 31, 2010, to 10.0% as of June 30, 2011.  The additional equity will provide a larger capital base for continued growth and diversification, as well as increase the lending capability of the Company, including the funds available for lending.  Future growth opportunities are expected through the current branch network as well as through de novo branching in the regional markets served.  Additionally, the Company anticipates that there may be additional opportunities for expansion once the Acquisition has been fully integrated and additional capital raised.  The Second-Step Conversion should facilitate the Company’s ability to pursue such acquisitions through increased capital as well as the ability to use common stock as merger consideration.  Further, the Second-Step Conversion will increase the public ownership, which is expected to improve the liquidity of the common stock.

The projected use of stock proceeds is highlighted below.

●
The Company. The Company is expected to retain 50% of the net conversion proceeds.  At present, Company funds, net of the loan to the employee stock ownership plan (“ESOP”), are expected to be invested initially into high quality investment securities with short- to intermediate-term maturities, generally consistent with the current investment mix.  Over time, Company funds are anticipated to be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.

●
The Bank.  The balance of the net conversion proceeds (50% of the net proceeds) will be infused into the Bank.  Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to initially be invested in short-term investments pending longer-term deployment, i.e., funding lending activities, purchasing loans in the market area, general corporate purposes and/or expansion and diversification.

In addition, pursuant to the Plan of Conversion, the assets and liabilities of the MHC at June 30, 2011 will be merged with the Company resulting in a net increase of consolidated capital of $48 thousand, reflecting the MHC’s current capital account excluding the investment in subsidiary.

The Company expects to continue to pursue a controlled growth strategy, leveraging its strong pro forma capital, and growing primarily through the current delivery channels.  If appropriate, Cheviot may also consider various capital management strategies to assist in the long run objective of increasing return on equity (“ROE”).

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.6

Strategic Overview

Throughout much of its corporate history, the Company’s strategic focus has been that of a community-oriented financial institution with a primary focus on meeting the borrowing, savings, and other financial needs of its local customers in Hamilton County, where the Company maintains branch offices, as well as other nearby areas in southern Ohio, northern Kentucky and southeastern Indiana.  In this regard, the Company has historically pursued a traditional thrift strategy, in which the Company has emphasized the origination and purchase of 1-4 family first mortgage loans for investment, funded principally by retail deposits generated through the branch network.

The Company was traditionally a portfolio lender.  However, during 2007, Cheviot began to pursue an initiative to develop a secondary mortgage operation which would generate fee income and enhance overall earnings.  In this regard, the Company made an investment in personnel and systems in 2007 to increase the ability to originate conforming residential mortgage loans for resale into the secondary market, generally on a servicing retained basis.  The volume of loans sold totaled $26.8 million for the fiscal year ended December 31, 2010.  With systems in place, the Company will be seeking to enhance Cheviot’s loan production and mortgage banking profitability through the Acquisition, by marketing the Company’s loan products to First Franklin’s acquired customers and through the expanded branch network.  Additionally, First Franklin’s residential mortgage product line was more expansive than the Company’s product line owing to its relationships with various secondary market investors outside of Fannie Mae and Freddie Mac.  Cheviot has retained these relationships and continues to offer residential mortgage products previously offered by First Franklin as long as they can be sold into the secondary market.

While the Company historically pursued a portfolio residential lending strategy, the Acquisition resulted in a greater level of diversification of the portfolio, primarily with respect to commercial and multi-family mortgage loans which were more heavily emphasized by First Franklin.  As a result of the Acquisition, the ratio of 1-4 family residential mortgage loans reported by Cheviot diminished from 84.8% as of the end of fiscal 2010, to 76.9% as of June 30, 2011, while the ratio of multi-family, commercial mortgage and construction loans taken together, increased from 12.6% as of the end of fiscal 2010, to 17.9% as of June 30, 2011.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.7

The Company plans to focus more heavily on the development of broad-based commercial account relationships in the future.  In this regard, the addition of First Franklin’s commercial relationships and the expanded branch banking footprint to include the east side of the Cincinnati metropolitan area are expected to facilitate the expansion efforts.  Moreover, the Company has recently employed an officer at the senior executive level with extensive experience in commercial lending in the Cincinnati market to lead its efforts to develop commercial account relationships, including both loan and deposit relationships.  In the current economic environment, growth of the commercial loan portfolio is expected to be gradual but management expects that growth may accelerate in a more favorable economic environment where demand for credit is greater, particularly by strong borrowers with whom the Company is seeking to build a business relationship.

The Company’s cash, liquidity and securities portfolios consist of interest-earning deposits and intermediate-to long-term investment securities and MBS, the majority of which are currently classified as available for sale (“AFS”).  Only a small balance is held in the held-to-maturity (“HTM”) category as the company seeks to maximize its future flexibility with respect to managing the portfolio.  The portfolio of cash and investments increased modestly over the most recent six month period with the addition of First Franklin’s investments, net of the $24.7 million acquisition consideration, but the ratio of cash and investments diminished from 33.2% as of the December 31, 2011, to a post-acquisition ratio of 24.0% as of June 30, 2011.

Retail deposits have consistently served as the primary interest-bearing funding source for the Company.  The Company has sought to increase the deposit base through management’s efforts to enhance the convenience of Cheviot’s branches and the level of customer service.  Prior to the Acquisition, deposit growth was relatively moderate, equaling 5.8% on a compounded annual basis for the four fiscal years through December 31, 2010.  The Acquisition added approximately $222 million of deposits and the deposit mix shifted modestly.  In this regard, the Company had been realizing a gradual shift in the deposit mix from certificates of deposit (“CDs”) to NOW, savings and money market accounts over the last three years, such that CDs have diminished to 55% of total deposits and savings, NOW and demand deposits have increased to 45% of deposits as of the fiscal 2010 year end.  With the acquisition of First Franklin and its higher ratio of funding through CDs, the proportion of CDs to total deposits increased from 55% as of the end of fiscal 2010, to 59% as of June 30, 2011.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.8

The Company utilizes borrowings as a supplemental funding source to facilitate management of funding costs and interest rate risk.  FHLB advances constitute the Company’s principal source of borrowings.  All of the Company’s FHLB advances have fixed rates.  In the future, the Company expects the level of borrowed funds as management expects to retire $19 million of advances maturing in the fourth quarter of 2011 out of Cheviot’s liquidity.  Additionally, the infusion of the proceeds from the Second-Step Conversion coupled with targeted deposit growth and modest loan demand should all diminish the need to utilize borrowed funds.

The post-offering business plan of the Company is expected to continue to focus on products and services which have been the Company’s emphasis in recent years.  Additionally, the Company will seek to integrate the acquired operations and branches of First Franklin fully into the Company.  The increased capital from the offering is expected to facilitate additional balance sheet growth, leveraging of operating expenses and infrastructure investments.  The new capital will increase the Company’s competitive posture and financial strength. In terms of specific strategies, the Company plans to undertake the following key elements of its business plan on a post-Conversion basis, which largely represents a continuation of the strategies currently in place.  A summary of the Company’s key operating ratios for this period is presented in Exhibit I-2.

Balance Sheet Growth Trends

Between the fiscal years ended December 31, 2006, and December 31, 2010, which excludes the impact of the Acquisition which was completed in March 2011, the Company’s asset base has increased by a 3.7% annual compound rate, with total assets at December 31, 2010 of $358.1 million (See Table 1.1 for details).  Recent asset growth has been focused in the cash and investment portfolio in the absence of loan growth.  In this regard, the loan portfolio expanded modestly through fiscal 2008 while loan balances declined in fiscal 2009 and fiscal 2010 as the Company realized strong demand for longer term fixed rate residential loans and was more active in the sale of such loans into the secondary market with the objective of limiting its interest rate risk exposure.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.9

[TABLE OMITTED]

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.10

The Company’s assets are funded through a combination of deposits, borrowings and retained earnings.  Deposits have always comprised the majority of funding liabilities, increasing at a compounded annual rate of 5.8% over the fiscal 2006 to 2010 periods.  Borrowings, consisting solely of FHLB advances, have diminished modestly over the last several years.

Stockholders’ equity has diminished at a 0.8% annual rate since the end of fiscal 2006, with modest shrinkage of the capital base primarily reflecting the impact of dividend payments and stock repurchases over the period modestly exceeding net earnings.

The most significant element of the Company’s efforts to expand the Company’s balance sheet and earnings is the Acquisition.  The balance sheet impact of this transaction is reflected in Table 1.2 on the following page which shows the change in the key balance sheet aggregates of the Company over the six months ended June 30, 2011.  In this regard, the substantial majority of the indicated change was attributable to the Acquisition which was completed as of March 16, 2011.

The balance of the Company’s total assets increased by $239.1 million or by 66.8% over the six months ended June 30, 2011, primarily reflecting the impact of the Acquisition.  Likewise, loans increased by $182.2 million or 80.8% while the Company’s deposit balances increased by $217.0 million, resulting in 84.2% over the quarter.  The cash acquisition had no impact on the Company’s reported equity owing to the application of purchase accounting and thus, reported equity increased modestly over the quarter.  However, the cash acquisition reduced the tangible equity balance by $9.6 million or by approximately 13.8%, net of an increase of $1.9 million which was attributable to retained earnings generated over the six month period, and favorable market value adjustments on the investment portfolio held as AFS, net of dividends paid to minority shareholders.

As a result of the Acquisition, Cheviot’s reported equity is more leveraged as the reported equity/assets ratio diminished from 19.39% as of December 31, 2010, to 11.95% as of June 30, 2011.  The tangible capital ratio diminished more significantly owing to the creation of approximately $11.5 million of intangible assets, including $10.3 million of goodwill and $2.7 million of CDI.  As a result, the Company’s tangible capital ratio decreased from 19.39% as of December 31, 2010, to 10.02% as of June 30, 2011.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.11

[TABLE OMITTED]

Loans Receivable.  Loans receivable totaled $407.7 million or 68.3% of total assets as of June 30, 2011.  Permanent 1-4 family mortgage loans comprise the largest single segment of the loan portfolio, equal to 76.9% of total loans.  Historically, Cheviot’s mortgage loan portfolio has primarily consisted of fixed rate mortgage loans, which comprised the substantial majority of residential mortgage loans originated.  The Company has traditionally been a portfolio lender, but the current practice is to retain fixed rate loans with maturities of up to 15 years in portfolio and generally sell longer term fixed rate loans with maturities of 15 years or more.  In this regard, the Company employed salaried and commissioned loan originators since fiscal 2007 whose primary focus is originating loans for resale into the secondary market.  The emphasis on residential mortgage lending is evidenced by financial data which indicates that mortgage loans secured by 1-4 family properties equaled $195.8 million, or 84.8% of total loans as of the fiscal 2010 year end just prior to the Acquisition.

With the completion of the Acquisition, the loan mix changed to be more heavily oriented towards commercial and multi-family mortgage loans, both of which had been more heavily emphasized by First Franklin.  Importantly, First Franklin’s commercial, multi-family and construction loan portfolios had experienced increased delinquency and default rates in the recessionary economic environment experienced over the last several years which resulted in higher loan loss provisions for First Franklin.  Cheviot’s management believes it has addressed the asset quality weakness in the acquired portfolios through the mark-to-market process where the impact of future credit-related losses were addressed through valuation adjustments to the acquired portfolio.

In the future, the Company will be seeking to build commercial account relationships and the expanded branch banking footprint to include the east side of the Cincinnati metropolitan area is expected to facilitate the expansion efforts.  Additionally, as previously noted, the Company has recently employed an officer at the senior executive level with extensive experience in commercial lending in the Cincinnati market to lead its efforts to develop commercial account relationships, including both loan and deposit relationships.  At the same time, Cheviot’s management will be seeking to maintain its historically strong asset quality and as the Company will be selective in extending credit to commercial customers, future growth of the Company’s commercial loan portfolio is expected to be gradual.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.12

Cash, Investments and Mortgage-Backed Securities.  The intent of the Company’s investment policy is to provide adequate liquidity, to generate a favorable return on excess investable funds and to support the established credit and interest rate risk objectives.  The ratio of cash and investments (including MBS) has fluctuated, based primarily on loan demand and cash inflows from deposits and borrowings.  The balance of cash and investments increased modestly over the four fiscal years through June 30, 2011, particularly as Cheviot became a more active seller of 1-4 family fixed rate loans in the secondary market and as both residential and commercial loan demand has been limited by continued economic weakness.

Investment securities and MBS equaled $100.9 million, or 16.9% of total assets as of June 30, 2011, while cash and equivalents totaled $34.0 million or 5.7% of assets.  As of June 30, 2011, the cash and investments portfolio consisted of cash, interest-earning deposits in other financial institutions, securities issued by Ginnie Mae, Fannie Mae or Freddie Mac, U.S. government agency obligations, and a small portfolio of municipal bonds (see Exhibit I-3 for the investment portfolio composition).  Additionally, the Company maintains permissible equity investments such as FHLB stock—the FHLB stock investment totaled $8.4 million, equal to 1.4% of assets as of June 30, 2011.  The majority of the Company’s investment securities are classified as available for sale (“AFS”) with the balance totaling $96.4 million, equal to 16.1% of total assets as of June 30, 2011.  The held-to-maturity (“HTM”) securities portfolio totaled $4.5 million and consisted solely of MBS.

No major changes to the composition and practices with respect to the management of the investment portfolio are anticipated over the near term, except that the level of cash and investments is anticipated to increase initially following the Second-Step Conversion.  Over the longer term, it is the Company’s intent to leverage the proceeds with loans to a greater extent than investment securities over the long term.

Bank-Owned Life Insurance.  As of June 30, 2011, the balance of bank-owned life insurance (“BOLI”) totaled $10.2 million, which reflects growth since the end of fiscal 2006 owing to increases in the cash surrender value of the policies and as a result of the Acquisition as First Franklin had approximately $6.2 million of BOLI.   The balance of the BOLI reflects the value of life insurance contracts on selected members of the Company’s management and has been purchased with the intent to offset various benefit program expenses on a tax-advantaged basis.  The increase in the cash surrender value of the BOLI is recognized as an addition to other non-interest income on an annual basis.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.13

Intangible Assets.  Pursuant to the purchase method of accounting, the assets and liabilities First Franklin were restated to fair market value as of the date of the Acquisition.  Also, First Franklin’s existing stockholders’ equity was restated to a zero balance, and the excess of the purchase price over the fair market value of net assets was be recorded as an intangible asset with two components – the amortizing core deposit intangible (“CDI”) and the non-amortizing goodwill.  As of June 30, 2011, the resulting goodwill and CDI totaled $10.3 million and $1.2 million, respectively.  In aggregate, total intangible assets equaled $11.5 million or 1.9% of total assets as of June 30, 2011.

Funding Structure.  Since fiscal year-end 2006, deposits have increased at a 20.5% annual rate inclusive of the impact of the Acquisition but growth was comparatively modest for over the four fiscal years through the end of 2010 (i.e., excluding the impact of the Acquisition) in the range of 5.8%.  The Company seeks to build the base of transaction accounts within market and competitive constraints by offering convenient access and high customer service.  The Acquisition is expected to enhance the ability to market the Company’s deposit products in the Cincinnati market through the expanded geographic presence in central and eastern sections of Hamilton County.  The Company has indicated that it is evaluating potential branch expansion opportunities in or near its current retail branch banking footprint in the Cincinnati market but there are no definitive plans to open new branches at present.

The Company typically utilizes borrowings:  (1) when such funds are priced attractively relative to deposits; (2) to lengthen the duration of liabilities; (3) to enhance earnings when attractive revenue enhancement opportunities arise; and (4) to generate additional liquid funds, if required.  Borrowed funds, primarily consisting of FHLB advances, have been an important source of supplemental funding utilized by Cheviot to achieve targeted balance sheet growth and to manage interest rate risk.  In this regard, borrowed funds, primarily consisting of fixed rate FHLB advances, has fluctuated at levels in the range of $30 million (plus or minus $4 million) for the period from fiscal 2006 to fiscal 2010, with the exception of fiscal 2008 when borrowed funds increased to $44.6 million.  The level of borrowed funds increased to $44.2 million, equal to 7.4% of total assets as of June 30, 2011, as a result of the First Franklin acquisition.  In the future, the Company expects the level of borrowed funds as management expects to retire $19 million of advances maturing in the fourth quarter of 2011 out of Cheviot’s liquidity.  Additionally, the infusion of the proceeds from the Second-Step Conversion coupled with targeted deposit growth and modest loan demand should all diminish the need to utilize borrowed funds in the future.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.14

Equity.  With the completion of the minority stock issuance in January 2004, Cheviot’s equity nearly doubled and totaled $72.2 million, equal to 23.3% of assets as of December 31, 2006.  Since fiscal year end 2006, the Company’s reported equity reflects a fluctuating balance in a range of $67.9 million to $69.8 million as the impact of dividend payments and stock repurchases over the period approximated the level of net income.  As previously noted, the most significant factor impacting the Company’s equity was the completion of the Acquisition in March 2011.  In this regard, the capital ratio reflects greater leverage as the capital balance of $71.3 million equaled 12.0% of total assets.  Moreover, the creation of $11.5 million of intangible assets results in the level of tangible capital equaling $59.8 million as of June 30, 2011, equal to 10.0% of total assets.

Notwithstanding the recent leveraging, the Bank maintained surpluses relative to its regulatory capital requirements at June 30, 2011, and was qualified as a “well capitalized” institution.  The Offering proceeds will serve to further strengthen the Company’s regulatory capital position and support the ability to undertake high risk-weight lending in the current environment.  The post-Offering equity growth rate is expected to be impacted by a number of factors including the higher level of capitalization, the reinvestment of the Offering proceeds, the expense of the stock benefit plans and the potential impact of dividends and stock repurchases.  Additionally, the Company is expected to realize ongoing benefits from the Acquisition including increased earnings which are not fully reflected in trailing twelve month earnings.

Income and Expense Trends

Table 1.3 shows the Company’s historical income statements for the past five fiscal years through December 31, 2010, and for the twelve months ended June 30, 2011. The Company reported positive earnings in each of the last five fiscal years with net income reflecting a positive growth trend since the beginning of fiscal 2009 as net interest income has been improving, loan loss provisions have diminished modestly, and as non-interest income including gains on secondary market loan sales have been increasing.  All these foregoing positive factors with respect to recent earnings have been partially mitigated by the Company’s increasing operating expenses.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.15

The Acquisition is expected to be accretive to the Company’s earnings in dollar terms and on a per share basis but may reduce Cheviot’s ROA.  The Acquisition was completed as of March 16, 2011, and thus, the impact on trailing twelve month earnings through June 30, 2011, the date of financial data in the prospectus is limited to one full quarter.  The pro forma impact of the Acquisition has been more fully described at the end of this section.

Net Interest Income.  Net interest income has grown over the period reflected in Table 1.3, primarily due to balance sheet growth and favorable trends with respect to the Company’s funding costs since fiscal 2007.  Specifically, net interest income increased from $8.7 million in fiscal 2006, to $12.6 million for the twelve months ended June 30, 2011.  However, the ratio of net interest income to average assets has fluctuated in a relatively narrow range over the corresponding time frame, with the ratio decreasing from 2.88% in fiscal 2006 to 2.60% in fiscal 2007, and then subsequently increasing to 2.92% of average assets in fiscal 2008 and remaining in a relatively narrow range thereafter.  For the twelve months ended June 30, 2011, net interest income reported by Cheviot equaled $12.6 million, or 2.91% of average assets.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.16

[TABLE OMITTED]

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.17

Spread compression was a key factor contributing to the limited growth in net interest income experienced over the fiscal 2006 to 2007 periods while balance sheet growth prevented the level of net interest income from declining significantly.  In this regard, the Federal Reserve increased the targeted federal funds rate to 5.25% through June 2006 and maintained this level for over a year through September 2007, leading to a flat to mildly inverted yield curve which adversely impacted Cheviot’s interest rate spreads.  Subsequent reductions in the targeted federal funds rate by the Federal Reserve have favorably impacted the Company’s yield-cost spreads and fueled the expansion of net interest income.

Specifically, the Company’s interest rate spread decreased from 2.27% in fiscal 2006, to 2.00% in fiscal 2007 while progressively increasing thereafter from 2.49% in fiscal 2008 to 3.04% in fiscal 2010 (see Exhibit I-4).  The Company continued to realize an improving spread into the first six months of fiscal 2011, as funding costs continued to diminish more rapidly than the yield on assets.  In addition, Cheviot realized the spread benefit of the Acquisition since mid-March, including the addition of First Franklin’s assets and liabilities incorporating the impact of the purchase accounting adjustments which adjusted the yields and costs to the prevailing market rate as of the date of the Acquisition.  Further benefits to net interest income from the Acquisition are anticipated as its positive impact on net income is more fully reflected in trailing twelve month earnings.

The initial reinvestment of the Offering proceeds should increase net interest income as the funds are reinvested, with longer-term earnings benefits realized through leveraging of the proceeds.  At the same, while the initial reinvestment of the Offering proceeds should increase net interest income, the initial reinvestment yields are expected to depress asset yields and the net interest income ratio.  Over the long term, the asset yields may likely recover as the funds from the Offering are redeployed into higher yielding loans, which is the longer-term plan of the use of proceeds.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.18

Loan Loss Provisions.  Provisions for loan losses have typically been limited reflecting the Company’s relatively strong asset quality historically and the secured nature of the loan portfolio; the majority of the loan portfolio is secured by real estate collateral in the Company’s market area.  However, since fiscal 2007, the Company has increased the level of loan loss provisions, which management attributes to an increasing level of NPAs, and as a result of a weak economy and erosion of real estate values which support the collateral value of Cheviot’s mortgage portfolio.

As a result, loan loss provisions have recently fluctuated at levels in excess of their historical averages ranging from a low of $550,000 (0.16% of average assets) in fiscal 2010, to a high of $853,000 (0.25% of average assets) in fiscal 2009 and equaled $650,000 (0.15% of average assets) for the twelve months ended June 30, 2011.  At June 30, 2011, the Company maintained valuation allowances of $1.4 million, equal to 0.34% of total loans and 12.66% of non-performing loans.  Exhibit I-5 sets forth the Company’s loan loss allowance activity during the review period.  Going forward, the Company will continue to evaluate the adequacy of the level of general valuation allowances (“GVAs”) on a regular basis and establish additional loan loss provisions in accordance with the Company’s asset classification and loss reserve policies.

Importantly, as will be discussed in the section addressing the Company’s asset quality on a more detailed basis, Cheviot’s loan portfolio includes acquired impaired loans which have been marked-to-market at their respective fair values.  In this regard, $25.0 million the Company’s loans designated as impaired were acquired from First Franklin and valuation discounts totaling $5.5 million were applied to adjust the fair value of the acquired portfolio.  Management believes that these fair value adjustments will minimize the risk of credit losses from the portfolio in the future, based on the information which was available with respect to the portfolio and market as of the date of the Acquisition.

Non-Interest Income.  Consistent with the Company’s limited level of diversification into fee generating activities, sources of non-interest operating income have been a modest contributor to the Company’s earnings.  Through fiscal 2010, non-interest income fluctuated at relatively low levels and equaled $629,000 (0.18% of average assets) in fiscal 2010.  Non-interest income increased to $1.3 million, equal to 0.30% of average assets for the twelve months ended June 30, 2011, owing in part, to the higher levels of fee income generated by the acquired customer base of First Franklin.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.19

 In addition to fee income generated through deposits, loan late charges and other typical sources, Cheviot commenced an initiative to develop a secondary mortgage operation in fiscal 2007. The Company has employed commissioned loan originators and back office support personnel with the dual goals of increasing fee income and reducing interest rate risk through the sale of conforming long-term fixed-rate residential mortgages. During fiscal 2010, the Company sold $26.8 million of fixed rate loans, the majority of which was sold servicing released, which resulted in $694,000 in gains on sale, equal to 0.20% of average assets.  Gains on sale recorded by Cheviot increased to $838,000 (0.19% of average assets) for the twelve months ended June 30, 2011, which were the result of the sale of $18.8 million of fixed rate loans.

Operating Expenses.  The Company’s operating expenses have increased in recent years due to expanded business volumes facilitated by expanded management and staffing, which have resulted in growth the retail deposit base.  As a result, since the fiscal year ended December 31, 2006, annual operating expenses have increased from $6.8 million, equal to 2.24% of average assets, to $8.5 million in fiscal 2010, equal to 2.42% of average assets.  Operating expenses increased as a result of the Acquisition owing to the expense of the First Franklin infrastructure, branches, employees, net of cost savings realized as a result of the Acquisition.  Importantly, the Company’s ratio of operating expenses to average assets increased only modestly to equal 2.56% of average assets for the twelve months ended June 30, 2011, notwithstanding the significant increase in operating expenses relative to the level reported for fiscal 2010, as the costs were apportioned over a larger asset base including the acquired assets of First Franklin.

 Operating expenses are expected to increase on a post-Offering basis as a result of the expense of growth and owing to the cost of the additional stock-related benefit plans.  Additionally, operating costs will increase as the costs of the First Franklin operations merged into the Company are fully realized into trailing twelve month operating expenses.  At the same time, Cheviot will seek to achieve additional costs savings related to the Acquisition as well as offset anticipated growth in expenses from a profitability standpoint through moderate balance sheet growth and by reinvestment of the Offering proceeds into investment securities over the near term (following the Second-Step Conversion) and into loans over the longer term.

Non-Operating Income/Expense.  Non-operating income and expenses have typically had a limited impact on earnings.  The only non-operating income and expenses were related to gains and losses on the sale of equipment realized in fiscal 2006 and fiscal 2008.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.20

Taxes.  The Company’s average tax rate has fluctuated over the last five fiscal years in a relatively narrow range from 29.5% to 35.5%.  The Company’s tax rate dipped to 21.99% for the twelve months ended June 30, 2011.  In this regard, following the Acquisition in March 2011, the Company was able to utilize approximately $709,000 in net operating loss carryforwards (“NOLs”) acquired with First Franklin which reduced the Company’s tax expense for financial reporting purposes by $241,000.  As of June 30, 2011, Cheviot has approximately $6.4 million in remaining operating loss carryforwards to offset future taxable income for 20 years.  These losses are subject to the annual allowable Internal Revenue Code Section 382 net operating loss limitations of $1.1 million.  Importantly, the benefit of the acquired NOLs for subsequent fiscal years have been captured in a deferred tax asset on the Company’s balance sheet.  Accordingly, Cheviot expects to be fully taxable with respect to financial taxable income prospectively.

Efficiency Ratio.  The Company’s efficiency ratio has fluctuated in recent years ranging from a low of 70.79% in fiscal 2010, to a high of 83.37% in fiscal 2007, and equaled 75.09% for the twelve months ended June 30, 2011.  While the Acquisition is expected to continue to result in increases to the aggregate level of net earnings, improvements to the efficiency ratio may be limited as both the Company’s revenues and expenses are expanded.  Likewise, the efficiency ratio may show some improvement from the benefit of reinvesting the proceeds from the Offering which may be partially offset by the expenses related to the stock benefit plans.

Purchase Accounting Adjustments to First Franklin’s Earnings.  The impact of the Acquisition is only partially reflected in the Company’s earnings for the twelve months ended June 30, 2011.  As a result of the application of purchase accounting, there were adjustments to the acquired interest-bearing liabilities reducing their net cost over the first year following the acquisition.  Additionally, operating expenses will increase both as a result of higher depreciation costs and as the CDI created in the Acquisition is amortized into expense.  The impact of the purchase accounting adjustments on earnings net of this tax impact for the first year following the Acquisition have been reflected in the schedule below.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.21

Amount
($000)
Purchase Accounting Adjustments - Year 1
Amortization of deposit premium from purchase accounting	$1,284
Accretion of borrowings discount from purchase accounting	421
Amortization of core deposit intangible	(358)
Depreciation of market value adjustment for fixed assets	(66)
Tax effect at 34% effective rate	(436)
Year 1 impact of purchase accounting adjustments	$845

The Acquisition will impact the Company’s earnings in other ways which have not been reflected in the recent trailing twelve month earnings.  These include, but are not limited to such items as, lost reinvestment income on the cash consideration paid to First Franklin’s shareholders, interest income and expense on the acquired assets and liabilities, and potential merger synergies.  While these elements of earnings are difficult to project, they are expected to result in higher earnings in the future and have been considered as a qualitative adjustment in the valuation analysis to follow.

Interest Rate Risk Management

The primary aspects of the Company’s interest rate risk management include:

●	Selling a portion of the fixed rate mortgage loans originated based on risk and profitability considerations (typically fixed rate mortgage loans with maturities of 15 years or more).

●	Diversifying portfolio loans into other types of shorter-term or adjustable rate lending, including commercial lending;

●	Maintaining an investment portfolio, comprised of high quality, liquid securities and maintaining an ample balance of securities classified as available for sale;

●	Promoting transaction accounts and, when appropriate, longer-term CDs;

●	Utilizing longer-term borrowings when such funds are attractively priced relative to deposits and prevailing reinvestment opportunities;

●	Maintaining a strong capital level; and

●	Limiting investment in fixed assets and other non-earnings assets.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.22

Notwithstanding the foregoing measures implemented to minimize the Company’s interest rate risk exposure, the Company’s balance sheet is liability-sensitive in the short term (less than one year) and, thus, the net interest margin could be adversely affected during periods of rising and higher interest rates.  As of June 30, 2011, the Net Portfolio Value (“NPV”) analysis provided by the Office of Thrift Supervision (“OTS”) indicated that a 200 basis point instantaneous and permanent increase in interest rates would result in a 73  basis point reduction in the NPV ratio, and result in a post-shock NPV ratio equal to 13.90% of assets (see Exhibit I-6).  These rate shock simulations indicate a minimal level of risk exposure pursuant to OTS definitions.

The NPV analysis is an indicator to the risk of earnings in a volatile interest rate environment as it incorporates changing assumptions with respect to maturity and repricing of assets and liabilities.  The OTS NPV analysis indicates that the Company has a lower post-shock NPV ratio and higher interest sensitivity measure (i.e., the change in the post-shock NPV ratio is greater) pursuant to a rising interest rate scenario, which is typically the more adverse scenario for a thrift institution.  In this regard, the Company’s interest rate risk exposure is primarily the result of the large balance of permanent intermediate to long-term fixed rate mortgage which comprise a significant segment of the portfolio, which are primarily funded by comparatively short-term deposits and borrowed funds.

Overall, the data suggests that the Company’s earnings would be adversely impacted by increasing interest rates.  On a pro forma basis, the Company’s interest rate risk position is expected to improve as the proceeds from the Offering are reinvested in interest-earning assets.

Lending Activities and Strategy

The Company’s lending activities have been focused primarily on residential mortgage lending and, to a lesser extent, on multi-family and commercial mortgage lending, consumer and construction lending.  The Acquisition of First Franklin altered the Company’s loan portfolio composition modestly as First Franklin maintained a more significant portfolio lending emphasis on commercial and multi-family mortgage loans as well as construction loans.  Details regarding the Company’s loan portfolio composition and characteristics are included in Exhibits I-7 and I-8.   As of June 30, 2011, the components of the loan portfolio were as follows:

●	Permanent first mortgage loans secured by residential properties totaled $317.3 million, or 76.9% of total loans, thus comprising the majority of the loan portfolio;

●	Multi-family and commercial mortgages and construction loans together totaled $74.0 million, or 17.9% of total loans;

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.23

●	Consumer loans, including second mortgages and HELOCS, totaled $2.6 million, or 0.7% of total loans; and

●	Commercial business loans totaled $13.4 million, or 3.3% of total loans.

Residential Lending.  The Company has historically been a residential lender, and 1-4 family residential loans continue to comprise the largest category of loans receivable at 76.9% of total loans.  The substantial portion of 1-4 family mortgage loans have been originated by the Company and are secured by residences in the local market area.

The Company offers fixed-rate mortgage loans with terms of up to 30 years and adjustable -rate mortgage loans with a 15 or 30 year amortization schedule, and interest rates and payments on adjustable-rate mortgage loans adjust annually after either a one, three, five year initial fixed period.  Interest rates and payments on adjustable-rate loans generally are adjusted to a rate typically equal to 2.75% above the one-year constant maturity Treasury index. The maximum amount by which the interest rate may be increased or decreased is generally 2% per adjustment period and the lifetime interest rate cap is generally 5% over the initial interest rate of the loan.  The Company generally does not make conventional loans with loan-to-value ratios exceeding 95% with the condition that private mortgage insurance is required on first mortgage loans with a loan-to-value ratio in excess of 85%. The Company requires all properties securing mortgage loans to be appraised by a Board-approved independent appraiser. The Company requires title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, or flood insurance for loans on property located in a flood zone, before closing the loan.

The majority of the Company’s residential mortgage loan portfolio has historically consisted of fixed rate mortgage loans.  With the completion of the Acquisition and owing to First Franklin’s greater prior emphasis on adjustable rate lending, the proportion of adjustable rate residential mortgage loans to total 1-4 family mortgage loans increased from 22.6% to 52.0%.  In the current rate environment, the majority of Cheviot’s loan demand is for longer term fixed rate mortgage loans, the majority of which are sold in the secondary market.

Included in residential mortgage loans at June 30, 2011 were $33.6 million of home equity lines of credit and $3.6 million of home equity loans.  Home equity lines of credit are generally made for owner-occupied homes and are secured by first or second mortgages on residential properties.  The Company has been seeking to increase originations of home equity lines of credit.  Cheviot generally offers home equity lines of credit with a maximum loan to appraised value ratio of 85% including senior liens on the subject property and with a maximum loan to appraised value of ratio 80% when the senior lien is held elsewhere. The Company currently offers these loans for terms of up to 10 years, and with adjustable rates that are tied to the prime rate.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.24

Commercial Real Estate and Multi-family Mortgage Lending.  Multi-family and commercial mortgage lending has been an area of portfolio diversification for the Company at modest levels.  Such loans have typically secured by properties in Cheviot’s market area in southern Ohio, northern Kentucky and southeastern Indiana.  Such loans are typically originated by the Company for the purpose of financing existing structures rather than new construction.

As of June 30, 2011, multi-family and commercial mortgage loans equaled $23.5 million (5.7% of loans) and $43.1 million (10.5% of loans), respectively.  Multi-family and commercial mortgage loans are typically offered with fixed rates of interest for the first five of the loan, which are then subject to a call provision or rate adjustment.  The Company also offers a fixed rate loan for 10 years which is fully amortizing over the ten year life.  The typical principal balance of multi-family and commercial mortgage loans is between $500,000 and $2 million, but may be more depending upon numerous factors including the creditworthiness of the borrower and other key underwriting criteria.

The Company’s portfolio balances in the commercial and multi-family mortgage arena were increased with the acquisition of First Franklin.  Importantly, the credit quality of the acquired commercial and multi-family mortgage loans was poor in comparison to Cheviot’s portfolio which the Company is addressing through aggressive resolution strategies and through the mark-to-market process wherein the acquired loan portfolio was marked-to-market at its estimated fair value at the acquisition date, which resulted in the creation of approximately $5.5 million of credit related discounts.  While Cheviot will be seeking to build broad-based commercial account relationships in the future, facilitated by the recent employment an officer at the senior executive level with extensive experience in commercial lending in the Cincinnati market to head these efforts, growth is expected to be gradual.  In this regard, Cheviot’s near term focus will be on resolving the acquired loan portfolio and growth will also be limited by the Company’s stringent underwriting standards and current economic conditions which limit loan demand by strong commercial borrowers.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.25

Construction and Development Loans.  Cheviot originates construction loans for owner-occupied residential real estate, and, to a lesser extent, for commercial builders of residential real estate, improvement to existing structures, new construction for commercial purposes and residential land development.  At June 30, 2011, construction loans represented $7.4 million, or 1.8%, of Cheviot’s total loans. At June 30, 2011, the unadvanced portion of these construction loans totaled $3.9 million.

Construction loans originated by Cheviot generally provide for the payment of interest only during the construction phase (12 months for single family residential and varying terms for commercial property and land development). At the end of the construction phase, the loan converts to a permanent mortgage loan. Before making a commitment to fund a construction loan, Cheviot requires detailed cost estimates to complete the project and an appraisal of the property by an independent licensed appraiser. Cheviot also reviews and inspects each property before disbursement of funds during the term of the construction loan.  Loan proceeds are disbursed after inspection based on the percentage of completion method.

Commercial Business Loans.  Commercial non-mortgage lending has been relatively limited and the portfolio balance of commercial and industrial loans (“C&I Loans”) totaled $13.4 million, or 3.3% of total loans.  Commercial business loans are made to a variety of professionals, sole proprietorships and small businesses primarily in the primary market area. The Company will offer a variety of commercial lending products. These loans are typically secured, primarily by business assets.  When making commercial business loans, the Company considers the financial statements of the borrower, the borrower’s payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, and viability of the industry in which the customer operates and the value of the collateral.

Consumer Loans.  Consumer loans include loans on automobiles and other forms of consumer installment credit and loans secured by deposits.  The balance of consumer loans for Cheviot is expected to remain relatively modest and equaled $2.6 million, or less than 1% of total loans as of June 30, 2011.

Loan Originations, Purchases and Sales.

The largest segment of the Company’s loan origination volume consists of residential mortgage loans, the vast majority of which are originated to customers through applications taken through the branches and underwritten and processed by in-house staff.  Loan originations by loan type reflects the portfolio mix of the Company with real estate secured mortgage loans comprising the most significant component of loan originations.  For fiscal 2010, total loan originations were $64.3 million, the majority of which were fixed rate one-to-four family and commercial real estate loans.  In addition to internal originations, the Company occasionally purchases real estate loans on properties located primarily within the State of Ohio or other nearby areas within Kentucky and Indiana, generally within the greater Cincinnati metropolitan area.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.26

Asset Quality

The Company’s asset quality has historically been strong and the level of NPAs has been modest, generally well below a level of 1% of assets.  However, Cheviot has recently realized an increase in the level of NPAs, primarily related to the recessionary economic environment.  Specifically, the Company’s delinquencies have increased as a result of growing unemployment in its markets and the slack economy has depressed the collateral value of many of the Company’s security properties.  As reflected in Exhibit I-10, the total NPA balance (i.e., loans 90 days or more past due and REO) increased from levels well below 1% of assets in fiscal 2006, to total $6.9 million or 1.92% of assets as of the end of fiscal 2010, consisting primarily of non-accruing loans ($4.9 million) and REO ($2.0 million).  A significant portion of the increase in NPAs in fiscal 2010 was attributable to two large delinquent single family mortgage loans with a principal balance of $2.0 million in aggregate.  The allowance for loan losses as of December 31, 2010, prior to the Acquisition of First Franklin, totaled $1.0 million, while the ratio of allowances to total loans equaled 0.45% while reserve coverage in relation to NPAs equaled 15.7% as of December 31, 2010 (see Exhibit I-5).

Importantly, the Acquisition impacted the Company’s asset quality ratios.  First the increase in delinquencies from December 31, 2010, to June 30, 2011, is primarily attributable to the Acquisition.  As part of the Acquisition, Cheviot acquired $239,000 in loans that were 30 to 59 days delinquent, $2.8 million in loans that were 60 to 89 days delinquent and $5.8 million in loans that were 90 days or more delinquent.  In total, $25.0 million of the Company’s loans designated as credit impaired were acquired from First Franklin and valuation discounts totaling $5.5 million were applied to adjust the fair value of the acquired portfolio to the estimated market value.  Management believes that these fair value adjustments will minimize the risk of credit losses from the portfolio in the future, based on the information which was available with respect to the portfolio and market as of the date of the Acquisition.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.27

In view of the foregoing, Cheviot’s total NPAs equaled $13.8 million as of June 30, 2011, which equaled 2.32% of assets.  However, this included $6.2 million of purchased assets equal to 1.01% of total assets.  Excluding purchased assets to consider only non-performing assets originated by Cheviot, originated NPAs equaled 1.28% of originated assets as of June 30, 2011.

The accounting for the Acquisition also impacted the Company’s reserve coverage ratios with respect to both the ratio of reserves to total loans and non-performing loans and assets.  The decrease in the ratios over the first six months of fiscal 2011 (from 0.55% of total loans to 0.34% of total loans), reflected the acquisition of First Franklin, which increased the balance of loans outstanding but did not increase the allowance for loan losses.  Applicable accounting guidance requires the Company to record assets acquired in an acquisition, such as loans, at their fair value, and without the related allowance for loan losses as reflected on First Franklin’s financial statements.

To track the Company’s asset quality and the adequacy of valuation allowances, Cheviot has established detailed asset classification policies and procedures which are consistent with regulatory guidelines.  Cheviot maintains the allowance for loan losses at a level that is believed to be adequate to absorb probable losses inherent in the existing loan portfolio, based on a quarterly evaluation of a variety of factors.  These factors include, but are not limited to: the Company’s historical loan loss experience and recent trends in that experience; risk ratings assigned by lending personnel to commercial real estate and the results of ongoing reviews of those ratings by the Company’s independent loan review function; an evaluation of non-performing loans and related collateral values; the probability of loss in view of geographic and industry concentrations and other portfolio risk characteristics; the present financial condition of borrowers; and, current economic conditions.

The Company’s management reviews and classifies loans on a monthly basis and establishes loan loss provisions based on the overall quality, size, and composition of the loan portfolio, as well as other factors such as historical loss experience, industry trends, and local real estate market and economic conditions.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.28

Funding Composition and Strategy

Deposits have consistently been the Company’s primary source of funds.  As of June 30, 2011, deposits totaled $474.9 million, which reflects 20.5% annual growth since December 31, 2006.  As noted previously, the deposit growth figures for the Company are skewed upward by the Acquisition, which added $221.5 million of deposits.  Lower costing savings and transaction accounts totaling $194.3 million comprised approximately 40.9% of the Company’s deposits at June 30, 2011 (see Exhibit I-11).  The balance of the deposit base is comprised of CDs, the majority of which have remaining maturities of one year or less.  As of June 30, 2011, CDs with balances equal to or in excess of $100,000 equaled $86.9 million (see Exhibit I-11).

Deposit solicitation efforts for the Company have recently been focused on building broad-based consumer and commercial customer relationships.  At the same time, the Company continues to have many depositors focused on competitive pricing rather than service and a broad-based relationship.  Accordingly, the transition of the deposit base to management’s targeted composition is expected to be gradual.  The expanded branch network resulting from the First Franklin Acquisition, particularly the enhanced presence in the eastern areas of the Cincinnati metropolitan area, is expected to facilitate the efforts to build commercial account relationships.

Borrowings have been utilized primarily as a supplemental funding source to fund lending activity.  As of June 30, 2011, borrowed funds consisted of $44.2 million of FHLB advances.  As of June 30, 2011, Cheviot’s borrowed funds had a weighted average coupon rate of 3.94%.  The Company uses deposits and borrowings interchangeably to fund assets depending on various factors including liquidity and asset/liability management strategies.  Recently, however, the Company has diminished borrowings utilization as loan growth has slowed and deposit growth is sufficient to fund the modest growth achieved.  The Company expects that borrowed funds may likely continue to diminish in the future as the $19 million borrowed funds balance is scheduled to mature in fiscal 2011 and the Company will be seeking to fund the repayment of borrowings with excess liquidity.

The Company anticipates utilizing borrowings as a supplemental funding source in the future, generally for these same purposes.  The Company’s overall preference is to utilize deposits to fund operations with the objective of building customer relationships and increasing cross-sell potential and fee income.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.29

Subsidiaries

As a result of the acquisition of First Franklin, Cheviot owns 51% of DirectTeller systems, Inc. which is inactive and in the process of being wound down. The Bank also owns 100% of Madison Service Corporation, which is currently inactive.

Legal Proceedings

Other than the routine legal proceedings that occur in the Company’s ordinary course of business, the Company is not involved in litigation which is expected to have a material impact on the Company’s financial condition or operations.

RP® Financial, LC.	MARKET AREA ANALYSIS II.1

II. MARKET AREA ANALYSIS

Introduction

Established in 1911, the Company is headquartered in Cincinnati, Ohio, and serves southwestern Ohio through a total of 12 full service branch offices.  The main office and 11 branch offices are all located in Hamilton County which is part of the Cincinnati Metropolitan Statistical Area (the “MSA”).  The current retail branch banking footprint reflects the recent acquisition of Cincinnati-based First Franklin Corp., which expanded the Company’s branch network in Hamilton County, Ohio, by seven branches net of one office which was consolidated with a Cheviot Office.  As discussed in Section One, the Acquisition enhanced the Company’s retail presence in northern and eastern portions of Hamilton County.  Furthermore, the Acquisition nearly doubled the Company’s deposit totals in Hamilton County.

The Company conducts business in a large metropolitan area and Hamilton County’s population ranks third among all counties in the State of Ohio.  A map showing the Company’s office coverage is set forth on the following page and details regarding the Company’s offices and recent trends with respect to market interest rate levels are set forth in Exhibit II-1 and II-2, respectively.

The primary market area served by the Company is a part of the Cincinnati MSA and is largely urban in nature.  The regional economy has evolved as employment in the manufacturing sector has declined and Cheviot’s market area economy has become broadly similar to the national economy in terms of its employment in key sectors.  Accordingly, both the Cincinnati and US economy have experienced only a modest recovery from the deepest point in the recession as unemployment remains stubbornly high and real estate values have yet to stabilize.

As will be discussed in greater detail in a section to follow, Cheviot’s market area economy is comprised of a large workforce employed in a number of employment sectors including business and professional services, healthcare, wholesale/retail, government, and finance/insurance/real estate.  Examples of some of the major employers in the Company’s market area include the University of Cincinnati, Procter & Gamble, Children’s Hospital Center, and the Health Alliance of Greater Cincinnati.

Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Company, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions.  These factors have been examined to help determine the growth potential that exists for the Company and the relative economic health of the Company’s market area.

RP® Financial, LC.	MARKET AREA ANALYSIS II.2

National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the banking industry and the economy as a whole.  The national economy experienced a severe downturn during 2008 and 2009, as the fallout of the housing crisis caused the wider economy to falter, with most significant indicators of economic activity declining by substantial amounts.  The overall economic recession was the worst since the great depression of the 1930s.  Approximately 8 million jobs were lost during the recession, as consumers cut back on spending, causing a reduction in the need for many products and services.  Total personal wealth declined notably due to the housing crisis and the drop in real estate values.  As measured by the nation’s gross domestic product (“GDP”), the recession officially ended in the fourth quarter of 2009, after the national GDP expanded for two consecutive quarters (1.6% annualized growth in the third quarter of 2009 and 5.0% annualized growth in fourth quarter of 2009).  The economic expansion has continued since that date, with GDP growth of 2.8% for calendar year 2010 and 1.9% for the first quarter of 2011.  Notably, a large portion of GDP growth during 2009 and 2010 has been generated through federal stimulus programs, bringing into question the sustainability of the recovery without government support.

RP® Financial, LC.	MARKET AREA ANALYSIS II.3

The economic recession has caused the inflation rate to remain relatively low since the beginning of 2009.  Inflation averaged a negative 0.34% for all of 2009 and a minimal 1.64% for 2010.  Reflecting a measure of recovery of the economy, the national annualized inflation rate was 2.79% for the first half of 2011.  The national unemployment rate also revealed a modest recovery over the past 12 months.  The reduction in employment during the recession led to fears of a prolonged period of economic stagnation, as consumers were unwilling or unable to increase spending.  The unemployment rate totaled 9.2% as of June 2011, a slight decline from 9.4% as of December 2010, but still high compared to recent historical levels.  There remains significant uncertainty about the near term future, particularly in terms of the speed at which the economy will recover, the impact of the housing crisis on longer term economic growth, including a potential “double-dip” to the housing sector, and the near-term future performance of the real estate industry, including both residential and commercial real estate prices, all of which have the potential to impact future economic growth.  The current and projected size of government spending and deficits, along with the uncertainty of any deficit reduction actions by the federal government, also has the ability to impact the longer-term economic performance of the country.

The major stock exchange indices have reflected the recent improvement in the national economy, reporting significant volatility and an upward trend over the past 18 months through June 30, 2011.  As an indication of the changes in the nation’s stock markets over the last 12 months, as of June 30, 2011, the Dow Jones Industrial Average closed at 12,414.34, an increase of 27.0% from March 31, 2010, while the NASDAQ Composite Index stood at 2,773.52, an increase of 31.5% over the same time period.  The Standard & Poors 500 Index totaled 1,320.64 as of March 31, 2011, an increase of 28.1% from March 31, 2010.  However, subsequent to June 30, 2011, in particular in August 2011, the stock market has experienced substantial volatility due to a combination of several factors, including fears of a return to a recession in the United States and the unresolved federal government budget situation which includes the potential for further increases in government debt.  This implication was evidenced by the downgrading of U.S. debt by Standard & Poors rating agency from AAA to AA+ in early August 2011.  In addition, the troubled financial situation in certain European countries and the fears of a recession or default by governments there regarding foreign held debt has negatively impacted the expectations in the United States in terms of an economic recovery.

RP® Financial, LC.	MARKET AREA ANALYSIS II.4

Regarding factors that most directly impact the banking and financial services industries, in the past two years the number of housing foreclosures have reached historical highs, median home values have declined by double digits in most areas of the country, and the housing construction industry has been decimated.  These factors have led to substantial losses at many financial institutions, and subsequent failures of institutions.  Despite efforts by the federal and state governments to limit the impact of the housing crisis, there remain concerns about a “double-dip” housing recession, whereby another wave of foreclosures occurs.

Interest Rate Environment

In terms of interest rates, through the first half of 2004, in a reaction to try to avoid a significant slowdown of the economy, the Federal Reserve lowered key market interest rates to historical lows not seen since the 1950s, with the federal funds rate equal to 1.00% and the discount rate equal to 2.00%.  Beginning in June 2004, the Fed began slowly, but steadily increasing the federal funds and overnight interest rates in order to ward off any possibility of inflation.  Through June 2006, the Fed had increased interest rates a total of 17 times, and as of June 2006, the Fed Funds rate was 5.25%, up from 1.00% in early 2004, while the Discount Rate stood at 6.25%, up from 2.00% in early 2004.  The Fed then held these two interest rates steady until mid-2007, at which time the downturn in the economy was evident, and the Fed began reacting to the increasingly negative economic news.  Beginning in August 2007 and through December 2008, the Fed decreased market interest rates a total of 12 times in an effort to stimulate the economy, both for personal and business spending.

As of January 2009, the Discount Rate had been lowered to 0.50%, and the Federal Funds rate target was 0.00% to 0.25%.  These historically low rates were intended to enable a faster recovery of the housing industry, while at the same time lower business borrowing costs, and such rates have remained in effect through early 2010.  In February 2010, the Fed increased the discount rate to 0.75%, reflecting a slight change to monetary strategy.  The effect of the interest rate decreases since mid-2008 has been most evident in short term rates, which decreased more than longer term rates, increasing the slope of the yield curve.  This low interest rate environment has been maintained as part of a strategy to stimulate the economy by keeping both personal and business borrowing costs as low as possible.  The strategy has achieved its goals, as borrowing costs for residential housing have been at historical lows, and the prime rate of interest remains at a low level.  As of June 30, 2011, one- and ten-year U.S. government bonds were yielding 0.19% and 3.18%, respectively, compared to 0.32% and 2.97%, respectively, as of June 30, 2010.  This has had a positive impact on the net interest margins of many financial institutions, as they rely on a spread between the yields on longer term assets and the costs of shorter term funding sources.  However, institutions who originate substantial volumes of prime-based loans have given up some of this pickup in yield as the prime rate declined from 5.00% as of June 30, 2008 to 3.25% as of August 5, 2011.

RP® Financial, LC.	MARKET AREA ANALYSIS II.5

Looking forward, there are general expectations that interest rates will remain low in relation to historical levels as the Fed continues to seek methods to stimulate the economy.  Based on the most recent indications from the Fed, given the level of concern for the recovery of the economy, interest rates are not expected to begin to increase until no earlier than mid-2013.  The surveyed economists by the Wall Street Journal on average expect the unemployment rate to decline to 8.8% by the end of this year, and they expect it to continue a slow decline to 8.1% through December 2012.  The same survey indicated that the national GDP is projected to be 2.6% for all of 2011 and increase to 3.0% for calendar year 2012.  The respondents expect job growth to continue over the next 12 months, but the forecast calls for an average of about 175,000 jobs to be added per month over that period. The economy needs to add about 100,000 jobs a month just to keep up with new entrants to the labor force.

Market Area Demographics

Demographic and economic growth trends, measured by changes in population, number of households, and median household income, provide key insights into the characteristics of the Company’s market area.  Trends in these key measures are summarized by the data presented in Table 2.1 from 2000 to 2010 and projected through 2015.  Data for the nation as well as for Ohio, Hamilton County and the Cincinnati MSA is included for comparative purposes.

The market area primarily consists of a mix of urban and suburban communities within the Cincinnati MSA.  As of 2010, the population in Hamilton County totaled 838,000 while the population of the Cincinnati MSA totaled 2.2 million.  Growth trends show that the population of Hamilton County has been on a steady decline, shrinking at 0.1% rate annually for the past ten years.  In contrast, projections for Hamilton County’s population show moderate growth through 2015.  Comparatively, population growth rates for the Cincinnati MSA show that the population has been experiencing modest growth, increasing at a 0.8% rate for the past decade and is projected to remain modestly positive through 2015.  Growth in households generally mirrored the population growth rates from 2000 to 2010, and are projected remain the same or decrease slightly over the next five years.  Specifically, the number of households in the Cincinnati MSA and Hamilton County are projected to increase at a 0.8% and 0.4% annual rate, respectively.

RP® Financial, LC.	MARKET AREA ANALYSIS II.6

[TABLE OMITTED]

RP® Financial, LC.	MARKET AREA ANALYSIS II.7

Income characteristics for the Company’s markets are also reflected in the data set forth in Table 2.1.  The Company’s market in Ohio is located in a metropolitan region of the state, which is reflected in the comparatively higher income levels as measured by median household income and per capita income.  Specifically, median household and per capita income levels in the Cincinnati MSA equaled $58,606 and $28,550 respectively. Moreover, the median household and per capita income levels for Hamilton County equaled $51,866 and $28,664 respectively.  Over the next five years, median household and per capita income levels in the Company’s market area are projected to experience growth that is similar to the state and national aggregates.

Greater Cincinnati Economy

The labor market in the Cincinnati MSA was similarly impacted as the rest of the US during the recession in terms of job losses while the slow pace of recovery has also been similar.  According to National Bureau of Economic Research (“NBER”), the Cincinnati MSA area lost 57,400 jobs during the recession, a decline of 5.5% compared to a decline of 5.3% experienced nationally.  Since June 2009, the Cincinnati MSA has lost 4,300 jobs, a decline of 0.4% compared to a decline of 0.2% nationally.  The unemployment rate in the Cincinnati MSA started the recession in December 2007 at an unemployment rate of 4.9% and the unemployment rate peaking at 10.9% in February 2010.  As of June 2011, the unemployment rate in the Cincinnati MSA equaled 9.2%.  According to the Cincinnati Business Journal, the region’s top economists predicted that Greater Cincinnati’s economy will pick up during 2011 and predicted the metro area’s economy to grow at 3.0% to 3.5% for calendar 2011.  The Consensus Forecasting Committee predicts the fiscal 2011 Gross Regional Product of Cincinnati to equal $84.1 billion as compared to $81.2 billion prior to the start of the recession showing that that there has been some recent economic growth.

RP® Financial, LC.	MARKET AREA ANALYSIS II.8

In recent years, Cincinnati has benefitted from the $2.6 billion redevelopment of the downtown area that began a decade ago, commencing with the construction of Paul Brown Stadium and the Great American Ball Park.  In January of 2011, the three year construction of the Great American Tower (Cincinnati’s tallest office building and the third tallest building in Ohio) concluded and the 41-story tower is substantially occupied.  The $320 million building is the largest construction project in the region since the completion of both sports stadiums in 2000 and 2003, respectively.

Ohio historically has been a costly place to conduct business but has made strides in enhancing its competitiveness in this regard,  According to CNBC’s “America’s Top States for Business 2011”, Ohio ranked 5th in the United States for cost of doing business after the passage of several recent major state tax reforms.  However, overall progress in creating a business friendly environment has been gradual as the overall ranking (economy, workforce, quality of life, etc.), for Ohio as a place to do business was 23rd and thus, Ohio was in the middle of the pack among the 50 states as a business friendly environment.

The extensive array of colleges and universities locally and regionally also support the local economy, both in terms of student spending and by providing an educated workforce as 300 colleges and universities are located within a 200 miles radius of Cincinnati.  Some of the institutions in close proximity include the University of Cincinnati (40,000 students), Miami University (15,000 students), Northern Kentucky University (15,000 students), and Xavier University (6,500 students).  In total there are 31 colleges and technical schools located in Cincinnati, which provides the regional economy and its employers with a strong talent base from which to draw.  The region’s driving economic sectors and major employers are discussed more fully below.

The Company operates in the Cincinnati MSA, which is the 24th largest metropolitan region in the United States and has a population of over 2.1 million residents.  The large size of the Cincinnati  metropolitan area supports a fairly diverse economy employing over 1.5 million workers that reside within a 50 mile radius of downtown Cincinnati.  As shown in Table 2.2 below, the state of Ohio, Cincinnati MSA and Hamilton County all reported the largest proportion of employment in services followed by wholesale/retail trade and government employment. General employment trends favor growth in the fields of education and health services, leisure and hospitality, and business services. Although the manufacturing sector has been on the decline owing to the movement of manufacturing jobs to lower cost areas of the US or overseas, manufacturing nonetheless continues to comprises one of the larger employment sectors in Ohio, the Cincinnati MSA and Hamilton County.

RP® Financial, LC.	MARKET AREA ANALYSIS II.9

[TABLE OMITTED]

Specific industry clusters driving the economy of the Company’s market area include healthcare and life sciences, aerospace, automotive, consumer products, financial services, information technology, and many more.  A total 10 companies in the Fortune 500 and 15 companies in the Fortune 1,000 are headquartered in the Cincinnati MSA including Kroger, Procter & Gamble, Macy’s, Fifth Third Bancorp, Western & Southern Financial Group, and American Financial Group.  In addition to a number of large public corporations, many federal agencies have regional headquarters in the Cincinnati MSA including the U.S. Postal Service, Internal Revenue Service, U.S. Environmental Protection Agency, and the National Institute for Occupational Safety and Health.  The Cincinnati MSA is also an international trade center as over $5 billion in sales outside the U.S. are generated annually which also results in substantial foreign investments in the regional economy.  As previously mentioned, the healthcare and life sciences industry is a critical component to the economy of the Cincinnati MSA.  Numerous world-class healthcare facilities also double as major employers and the region is home to more than 220 businesses involved in the research, testing, and production of pharmaceuticals, medical devices and equipment, as well as agricultural products.  Table 2.3 sets forth details with respect to the largest employers in the Cincinnati MSA.

[TABLE OMITTED]

Unemployment Trends

Comparative unemployment rates for the Cincinnati MSA and Hamilton County, as well as for the U.S. and Ohio, are shown in Table 2.4.  June 2011 unemployment rates for the Cincinnati MSA and Hamilton County were 9.2% and 9.1%, respectively, versus comparable Ohio and U.S. unemployment rates of 9.2% and 9.2%, respectively.  The June 2011 unemployment rates for both the Cincinnati MSA and Hamilton County were lower compared to a year ago, which was consistent with the national and state unemployment rate trends.  At the same time, unemployment rates remain high by historical standards and are indicative of ongoing economic weakness in the Company’s markets.

RP® Financial, LC.	MARKET AREA ANALYSIS II.10

Table 2.4
Cheviot Financial Corp.
Market Area Unemployment Trends

Region	June 2010 Unemployment	June 2011 Unemployment

United States	9.5%	9.2%
Ohio	10.4	9.2
Cincinnati MSA	10.0	9.2
Hamilton County	9.7	9.1

Source: SNL Financial, LC.

Real Estate Trends

Home sales activity across Ohio during the second quarter of 2011 surpassed the mark posted during the same period in 2009, a positive indicator for an industry that has been severely impacted by the recession that commenced in 2008.  According to statistics provided to the Ohio Association of Realtors (“OAR”) home sales during the second quarter 2011 totaled 27,416, a 0.6% increase from the same period posted in 2009 (when the market recorded 27,265 sales).  At the same time, statewide home sales decreased by 13.9% over the first six months of 2011 relative to the level for the first six months of 2010 (decline from 53,635 to 46,164).  Reflecting continuing declining home prices, the total dollar volume of sales decreased by 18.4% (to $5.7 billion) for the first six months of 2011, from the level for the first six months of 2010 ($7.1 billion).

Home sales in the Company’s market area reflect a similar downward trend.  As of June 30, 2011, year-to-date home sales in the Cincinnati MSA totaled 8,222, down 14.0% from the 9,559 homes sold during the same period a year prior.  Home prices in the Cincinnati MSA have fallen in recent years with market activity over the last 12 months reflecting a downward trend.  Specifically, the median sales price for existing homes in the Cincinnati MSA was $127,300 during the second quarter of 2011, down 2.8% from $131,000 for the same period a year ago.  At the same time, single family foreclosures in the Company’s market area have been trending downward over the last 6 months, according to RealtyTrac, a company specializing in real estate foreclosure data.  During the second quarter of 2011, Hamilton County experienced 1,591 homes in the process of foreclosure (versus 1,773 homes in the process of foreclosure in the first quarter of 2011).

RP® Financial, LC.	MARKET AREA ANALYSIS II.11

Market Area Deposit Characteristics

Table 2.5 displays deposit market trends from June 30, 2006 through June 30, 2010 for the Company’s markets, as well as for the state of Ohio.  Consistent with the state of Ohio, commercial banks maintained a larger market share of deposits than savings institutions in the Cincinnati MSA and Hamilton County.  For the four year period covered in Table 2.5, savings institutions experienced an increase in deposit market share in Ohio and Hamilton County, however, lost market share in the Cincinnati MSA.  The Company’s $474.6 million of deposits (inclusive of First Franklin) in Hamilton County represented a 1.2% market share of thrift and bank deposits at June 30, 2010.  Through a combination of organic growth and through acquisition, the Company’s deposit market share in Hamilton County increased by 21.5% during the four year period.

[TABLE OMITTED]

Deposit Competition

Table 2.6 lists the Company’s largest competitors within a 4 mile radius of any Company branch office, based on deposit market share as noted parenthetically.  Competition among financial institutions in the Company’s market area is significant, particularly in light of the urban nature of the markets that are served by the Company’s branches.  Among the Company’s competitors are much larger and more diversified institutions which have greater resources than maintained by the Company.  Financial institution competitors in the Company’s primary market area include other locally based thrifts and banks, credit unions, as well as regional, super regional and money center banks.  From a competitive standpoint, the Company has sought to emphasize its community orientation in the markets served by its branches.  The significant level of competition is demonstrated numerically in Table 2.6 which reflects that the three largest competitors for the Company (as defined by financial institutions with branches within a 4 mile radius of the Company’s branches) have more than 50% of the local deposit market while there are numerous other regionally based community financial institutions operating in the market as well.

[TABLE OMITTED]

RP® Financial, LC.	MARKET AREA ANALYSIS II.12

Mortgage Competition

Table 2.7 below illustrates the Company’s major competitors for 1-4 family permanent mortgage loans based on data for the year ended 2009 (the most recent date available through HMDA).  The data indicates that competition is intense and that the Company (combined with First Franklin) ranked 11th in the Cincinnati MSA market for mortgages recorded during 2009.  As a major portion of the Company’s lending portfolio and an area of targeted growth, the residential mortgage market is competitive on a retail lending basis with superregional banks and other local community financial institutions comprising the majority of the competition.

[TABLE OMITTED]

RP® Financial, LC.	PEER GROUP ANALYSIS III.1

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Cheviot’s operations versus a group of comparable savings institutions (the “Peer Group”) selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines and other regulatory guidance.  The basis of the pro forma market valuation of Cheviot is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments to account for key differences in relation to the Peer Group.  Since no Peer Group can be exactly comparable to Cheviot, individually or as a whole, key areas examined for differences to determine if valuation adjustments are appropriate were in the following areas:  financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and, effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines and other regulatory guidance.  The Peer Group is comprised of only those publicly-traded thrifts whose common stock is either listed on a national exchange (NYSE or AMEX) or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than “non-listed thrifts” i.e., those listed on the Over-the-Counter Bulletin Board or Pink Sheets, as well as those that are non-publicly traded and closely-held.  Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value.  We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies, and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history.  We typically exclude those that were converted less than one year as their financial results do not reflect a full year of reinvestment benefit and since the stock trading activity is not seasoned.  A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

RP® Financial, LC.	PEER GROUP ANALYSIS III.2

Ideally, the Peer Group should be comprised of locally or regionally-based institutions with relatively comparable resources, strategies and financial characteristics.  There are approximately 141 publicly-traded thrift institutions nationally, which includes approximately 25 publicly-traded MHCs.  Given the limited number of public full stock thrifts, it is typically the case that the Peer Group will be comprised of institutions which are not directly comparable, but the overall group will still be the “best fit” group.  To the extent that key differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for such key differences.  Since Cheviot will be a full stock public company upon completion of the Second-Step Conversion offering, we considered only full stock companies to be viable candidates for inclusion in the Peer Group, excluding those in MHC form.

Based on the foregoing, from the universe of publicly-traded thrifts, we selected 11 institutions with characteristics similar to those of Cheviot.  In the selection process, we applied the following screen to the universe of all public thrifts that were eligible for consideration:

●	Operating in the Midwest region of the US;

●	Total assets less than $1.5 billion;

●	Reporting positive net income on a trailing 12 month basis; and

●	Relatively strong asset quality with NPA/Assets ratios generally less than 5%

Eleven companies met the foregoing selection parameters for inclusion in the Peer Group and ten were included in the Peer Group.   The only company meeting the foregoing selection criteria which was excluded was Meta Financial Group of Iowa, which is subject to a regulatory enforcement action and whose operations are impacted by its issuance of various prepaid credit cards, consumer credit products, and sponsoring of ATMs into various debit networks as well as its participation in other payment industry products and services.  As a result, Meta Financial generates significant levels of non-interest income and expense and has a operating and risk profile which differentiates it from the Company and most of the Peer Group companies operating to more traditional community bank operating strategies.  In addition, we included Pulaski Financial Corp. of St. Louis in the Peer Group, notwithstanding its NPA/Assets ratio in excess of 5%, owing to its location in a major metropolitan area of the Midwest.

 Table 3.1 shows the general characteristics of each of the 11 Peer Group companies and Exhibit III-2 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies.  While there are expectedly some differences between the Peer Group companies and Cheviot, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments.  The following sections present a comparison of Cheviot’s financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

RP® Financial, LC.	PEER GROUP ANALYSIS III.3

[TABLE OMITTED]

RP® Financial, LC.	PEER GROUP ANALYSIS III.4

In addition to the selection criteria used to identify the Peer Group companies, a summary description of the key comparable characteristics of each of the Peer Group companies relative to Cheviot’s characteristics is detailed below.

●
MutualFirst Financial, Inc. of IN.  MutualFirst Financial is the largest company in the Peer Group in terms of total assets and operates through a total of 33 offices in central and eastern Indiana.  MutualFirst Financial has focused its asset investments primarily on 1-4 family permanent mortgage lending, including both whole loans and MBS which has been funded primarily by deposits. Asset quality ratios in terms of NPAs/Assets, reserves as a percent of loans and reserve coverage in relation to NPAs were generally in line with the Peer Group average.  At March 31, 2011, MutualFirst Financial had total assets of $1.4 billion and a tangible equity-to-assets ratio of 8.8%.  For the twelve months ended March 31, 2011, MutualFirst Financial reported positive earnings of 0.31% of average assets.  MutualFirst had a market capitalization of $59 million at August 5, 2011.

●
Pulaski Financial Corp. Corp of IL operates through four retail banking offices in the St. Louis metropolitan area.  The balance sheet reflects a broadly similar loan/investment and deposit/borrowing mix.  Lending efforts are relatively well diversified, and the portfolio includes a high concentration of non-residential mortgage loans and commercial business loans.  Asset quality ratios for Pulaski Financial Corp. were less favorable than the Peer Group average but its comparability to the Company was enhanced by its urban location in the Midwest.  At June 30, 2010, Pulaski Financial Corp. had total assets of $1.3 billion and a tangible equity-to-assets ratio of 8.6%.  For the twelve months ended June 30, 2011, Pulaski Financial Corp. reported earnings of 0.65% of average assets.  Pulaski Financial Corp. had a market capitalization of $75 million at August 5, 2011.

●
HF Financial Corp of SD operates through 33 retail banking offices in South Dakota and Minnesota.  The balance sheet reflects a broadly similar asset and funding mix relative to the Peer Group average.  HF Financial Corp.’s lending strategy is focused on commercial lending, including both mortgage and non-mortgage C&I loans.  The ratio of NPAs is at the upper end of the Peer Group range and earnings have been suppressed by a relatively high level of loan loss provisions in relation to the Peer Group average.  At June 30, 2011, HF Financial Corp. had total assets of $1.2 billion and a tangible equity-to-assets ratio of 7.6%.  For the twelve months ended June 30, 2011, HF Financial Corp. reported net income equal to 0.12% of average assets.  HF Financial Corp had a market capitalization of $69 million at August 5, 2011.

RP® Financial, LC.	PEER GROUP ANALYSIS III.5

●
HopFed Bancorp, Inc. of KY.  HopFed Bancorp operates through a total of 18 offices in south-central Kentucky and north-central Tennessee.  HopFed’s banking markets outside of major metropolitan areas differentiates it from the Company’s markets within the Cincinnati metropolitan area.  HopFed Bancorp maintains a broadly diversified asset base funded primarily by deposits and, to a lesser extent, borrowed funds.  Loan portfolio investment activities are concentrated in mortgage loans (primarily 1-4 family mortgages and commercial mortgage loans).  Asset quality ratios for HopFed Bancorp were more favorable than the Peer Group average, both in terms of the level of NPAs and the coverage ratios in relation to NPLs.  At June 30, 2011, HopFed Bancorp had total assets of $1.1 billion and a tangible equity-to-assets ratio of 10.4%.  For the twelve months ended June 30, 2011, HopFed Bancorp reported positive earnings of 0.14% of average assets.  HopFed had a market capitalization of $58 million at August 5, 2011.

●
First Clover Leaf Financial Corp of IL operates through four retail banking offices in western Illinois in markets adjacent to St. Louis, Missouri.  The balance sheet reflects a broadly similar loan/investment and deposit/borrowing mix in relation to the Peer Group.  The loan portfolio reflects slightly greater diversification into non-residential mortgage loans in relation to the Peer Group average and a lower ratio of residential mortgage loans.  Asset quality ratios for First Clover Leaf Financial were comparable to the Peer Group average in terms of the of NPA/Assets ratio but slightly less favorable than the Peer Group average in terms of the coverage ratios.  At March 31, 2010, First Clover Leaf Financial had total assets of $576 million and a tangible equity-to-assets ratio of 11.4%.  For the twelve months ended March 31, 2011, First Clover Leaf Financial reported earnings of 0.65% of average assets.  First Clover Leaf Financial had a market capitalization of $52 million at August 5, 2011.

●
First Savings Financial Group of IN operates 12 branch offices in southern Indiana, including 7 newly-acquired offices with an acquisition completed in September 2009.  First Savings Financial Group, Inc. was more focused on residential mortgage lending than the Peer Group average which facilitated its maintenance of favorable asset quality ratios in comparison to the Peer Group.  Earnings in excess of the Peer Group average are supported by a relatively strong net interest margin.  At March 31, 2011, First Savings Financial Group had total assets of $512 million and a tangible equity-to-assets ratio of 9.3%.  For the twelve months ended June 30, 2011, First Savings Financial Group reported a return on average assets of 0.61%.  First Savings Financial Group had a market capitalization of $37 million at August 5, 2011.

●
First Capital, Inc. of IN operates 13 offices in southern Indiana. First Capital’s asset mixture reflects a slightly higher level of cash and investments and lower ratio of loans in comparison to the Peer Group average.  Lending is oriented toward mortgage secured collateral and funding is primarily reliant on deposit liabilities with the level of borrowed funds below the Peer Group average.  At March 31, 2011, First Capital had total assets of $449 million and a tangible equity-to-assets ratio of 9.5%.  Asset quality ratios for First Capital were more favorable than the Peer Group average in terms of the level of NPAs while reserve coverage ratios were relatively similar.  For the twelve months ended March 31, 2011, First Capital reported a return on average assets of 0.83% which was at the upper end of the Peer Group range.  First Capital had a market capitalization of $50 million at August 5, 2011.

●
Wayne Savings Bancshares of OH operates 11 branches in central Ohio.  The asset structure reflects a relatively lower proportion of loans/assets, with the majority of loans invested in 1-4 family loans inclusive of an investment in MBS.  In comparison to the Peer Group average, deposits and borrowings comprised a similar proportion of the funding mix.  Wayne Savings Bancshares maintained a ratio of NPAs which similar to the average for the Peer Group but reserve coverage ratios were lower.  At March 31, 2011, Wayne Savings Bancshares had total assets of $408 million and a tangible equity-to-assets ratio of 9.3%.  For the twelve months ended March 31, 2011, Wayne Savings Bancshares reported net income equal to 0.54% of average assets.  Wayne Savings Bancshares had a market capitalization of $24 million at August 5, 2011.

RP® Financial, LC.	PEER GROUP ANALYSIS III.6

●
River Valley Bancorp of IN operates 10 branch offices in southern Indiana.  River Valley Bancorp maintains a broadly diversified loan portfolio primarily focused on mortgage loans (both residential and commercial) and funds operations with deposits which are supplemented with borrowings at levels above the Peer Group average.  Asset quality ratios are at a disadvantage to the Peer Group averages, both in terms of the NPA/Assets ratio which is higher and the reserve coverage ratios which are lower.  At March 31, 2011, River Valley Bancorp reported total assets of $387 million and a tangible equity-to-assets ratio of 8.3%.  For the twelve months ended March 31, 2011, River Valley Bancorp reported earnings of 0.62% of average assets.  River Valley Bancorp had a market capitalization of $25 million at August 5, 2011.

●
Jacksonville Bancorp, Inc. of IL operates through seven retail banking offices in western Illinois and its recent conversion from a mutual holding company completed in 2010 enhances its comparability to the Company.  Jacksonville Bancorp’s balance sheet reflects an above average level of MBS and investments and a funding base that is almost entirely reliant on deposits with very limited use of borrowings in comparison to the peer Group.  The loan portfolio composition reflects Jacksonville Bancorp’s mortgage lending emphasis including both residential and commercial mortgage loans albeit at levels below the Peer Group average given the low level of loans overall.  Asset quality ratios for Jacksonville Bancorp were more favorable than the Peer Group average in terms of the level of NPAs.  At March 31, 2011, Jacksonville Bancorp had total assets of $308 million and a tangible equity-to-assets ratio of 11.0%.  For the twelve months ended March 31, 2011, Jacksonville Bancorp reported earnings of 0.77% of average assets, which is at the upper end of the Peer Group range.  Jacksonville Bancorp had a market capitalization of $25 million at August 5, 2011.

●
FFD Financial Corp. of OH operates through five retail banking offices in eastern Ohio.  The balance sheet reflects a retail orientation as whole loans and deposits comprise a high proportion of interest-earning assets and interest-bearing liabilities in comparison to the Peer Group.  Lending efforts are directed primarily toward mortgages, and the portfolio includes a high concentration of non-residential mortgage loans.  Asset quality ratios for FFD Financial Corp. were generally more favorable than the Peer Group average, both in terms of the level of NPAs and the coverage ratios.  At March 31, 2011, FFD Financial had total assets of $211 million and a tangible equity-to-assets ratio of 8.9%.  For the twelve months ended March 31, 2011, FFD Financial reported positive earnings of 0.70% of average assets.  FFD Financial had a market capitalization of $16 million at August 5, 2011.

RP® Financial, LC.	PEER GROUP ANALYSIS III.7

In the aggregate, the Peer Group companies maintain a slightly lower tangible equity level in comparison to the industry average (9.36% of assets versus 10.94% for all public companies) and generate a higher level of core profitability (0.40% of average assets for the Peer Group versus a net loss of 0.04% of average assets for all public companies).  The Peer Group companies reported a modestly positive average core ROE, whereas all public companies have an average core ROE of less than 1% (3.85% for the Peer Group versus 0.55% for all public companies).  Overall, the Peer Group’s pricing ratios were at a modest discount to all full stock publicly traded thrift institutions on both a P/E and P/TB basis.  However, the fact that many public companies did not have meaningful core earnings multiples owing to their trailing twelve month losses or nominal earnings levels diminishes the usefulness of the earnings multiple as a benchmark to value for this group.

	All
	Public-Thrifts		Peer Group

Financial Characteristics (Averages)
Assets ($Mil)	$2,812		$717
Market Capitalization ($Mil)	$298		$45
Tangible Equity/Assets (%)	10.94%		9.36%
Core Return on Average Assets (%)	-0.04%		0.40%
Core Return on Average Equity (%)	0.55%		3.85%

Pricing Ratios (Averages)(1)
Price/Core Earnings (x)	19.90	x	18.88	x
Price/Tangible Book (%)	82.51%		80.20%
Price/Assets (%)	9.34%		6.91%

(1) Based on market prices as of August 5, 2011.

The thrifts selected for the Peer Group were relatively comparable to Cheviot in terms of all of the selection criteria and are considered the “best fit” group.  While there are many similarities between Cheviot and the Peer Group on average, there are some notable differences that lead to valuation adjustments.  The following comparative analysis highlights key similarities and differences between Cheviot and the Peer Group.

RP® Financial, LC.	PEER GROUP ANALYSIS III.8

Financial Condition

Table 3.2 shows comparative balance sheet measures for Cheviot and the Peer Group, reflecting balances as of June 30, 2011, for the Company and the Peer Group, respectively.  On a reported basis, Cheviot’s equity-to-assets ratio of 11.9% was above the Peer Group’s average equity/assets ratio of 10.2%.  Tangible equity-to-assets ratios for the Company and the Peer Group equaled 10.0% and 9.3%, respectively.  The more modest differential in the tangible equity ratios reflects the higher proportion of goodwill and other intangible assets for Cheviot on average in comparison to the Peer Group (1.9% for Cheviot versus 0.7% on average for the Peer Group).  On a pro forma basis, Cheviot’s reported and tangible equity ratios will be bolstered and thus, substantially exceed the Peer Group’s ratios.  Both the Company and the Peer Group currently maintain surpluses with respect to their respective regulatory capital requirements.

As a result of the Second Step Conversion, the increase in Cheviot’s pro forma equity position will be favorable from an interest rate risk perspective and in terms of posturing for future earnings growth as the net proceeds are reinvested and leveraged pursuant to the Company’s intended moderate growth strategy.  The Company’s business plan, which is focused on increasing earnings through ongoing business line/balance sheet restructuring and growth through possible de novo branching and acquisition is a positive factor with respect to the use the intended use of proceeds.  At the same time, many of the Peer Group companies have adopted similar strategies and the implementation of strategies by Cheviot to increase earnings and ROE is subject to both execution risk and the overall market environment.

The interest-earning asset (“IEA”) composition for the Company and the Peer Group reflects broad similarity in terms of the proportion of loans, as Cheviot’s ratio of loans/assets of 68.3% closely approximated the Peer Group average ratio of 67.0%.  Likewise, Cheviot’s level of cash and investments equal to 24.0% of assets was only modestly below the comparable Peer Group average of 26.8%.  Overall, Cheviot’s interest-earning assets amounted to 92.3% of assets, which fell modestly below the Peer Group’s average ratio of 93.8%.  Both the Company’s and the Peer Group’s IEA ratios exclude BOLI as an interest-earning asset.  On a pro forma basis immediately following the Second Step Conversion, a portion of the proceeds will initially be invested into Federal funds or shorter term investment securities increasing the relative proportion of cash and investments for the Company in comparison to the Peer Group over the short term.

RP® Financial, LC.	PEER GROUP ANALYSIS III.9

[TABLE OMITTED]

RP® Financial, LC.	PEER GROUP ANALYSIS III.10

Cheviot’s funding liabilities are broadly similar to the Peer Group’s funding liabilities.  In this regard, the Company’s deposits equaled 79.5% of assets, which was equivalent to the Peer Group’s average and median ratios of 79.5% and 78.7%, respectively.  Reflecting the Company’s modestly higher level of capital which requires it to fund a lesser proportion of assets out of interest-bearing liabilities (“IBL”), borrowings were modestly lower than the Peer Group’s average ratio equal to 7.4% and 9.4% (inclusive of subordinated debt), respectively.  Total IBL maintained as a percent of assets equaled 86.9% and 88.9% for Cheviot and the Peer Group, respectively, reflecting the Company’s modestly higher equity position, even before the completion of the Second Step Conversion.  The ratio of IBL will be reduced on a post-offering basis as the Company funds a greater portion of its operations with equity.

A key measure of balance sheet strength for a financial institution is IEA/IBL ratio, with higher ratios often facilitating stronger profitability levels, depending on the overall asset/liability mix.  Presently, the Company’s IEA/IBL ratio of 106.2% is above the Peer Group’s average ratio of 105.5%.  The additional capital realized from stock proceeds will increase the Company’s IEA/IBL ratio relative to the Peer Group, as the net proceeds realized from Cheviot’s stock offering are expected to be reinvested into interest-earning assets and the increase in the Company’s equity position will result in a lower level of interest-bearing liabilities funding assets.

The growth rates for key balance sheet aggregates over the last 12 months are skewed upward by the Acquisition and all, with the exception of capital, well exceed the comparable Peer Group averages.  At the same time, organic growth achieved for key balance sheet aggregates by the Company were relatively modest and more comparable to the Peer Group levels.  The Company’s equity experienced only modest growth as the accounting for the cash Acquisition had limited impact on equity.  However, the premium paid relative to the fair value of First Franklin’s acquired net assets resulted in the creation of intangible assets which equaled $11.5 million as of June 30, 2011, and resulted in a 14.7% reduction in the Company’s tangible equity balance over the last twelve months.  The Company’s post-conversion equity growth rate will initially be constrained by maintenance of a comparatively higher pro forma equity position although improving earnings facilitated in part, by realization of the earnings benefits of the Acquisition may enhance the return on equity.

RP® Financial, LC.	PEER GROUP ANALYSIS III.11

Income and Expense Components

Table 3.3 shows comparative income statement measures for Cheviot and the Peer Group, reflecting earnings for the twelve months ended June 30, 2011 for Cheviot and for the twelve months ended June 30, 2011 or March 31, 2011 for the Peer Group.  Cheviot reported a net income to average assets ratio of 0.54% versus the Peer Group’s ratio of 0.54% based on the average and 0.62% based on the median.  In comparison to the Peer Group, the Company’s historical operations reflect a lower ratio of net interest income and non-interest income which was mitigated to an extent by the Company’s lower operating expenses.  Additionally, Cheviot’s loan loss provisions are below the Peer Group average.  As noted previously in Section One, the acquisition of First Franklin is expected to be accretive to the Company’s earnings.   The Acquisition was completed as of March 16, 2011, and thus, the impact on trailing twelve month earnings through June 30, 2011, the date of financial data in the prospectus is limited to one full quarter.

The Company maintained a lower net interest income to average assets ratio, which was reflective of the Company’s lower yield-cost spread, which equaled 3.11% versus 3.37% for the Peer Group.  The Company maintained a lower yield on interest-earning assets (4.38% versus an average of 4.94% for the Peer Group), partially mitigated by a lower cost of funds (1.44% versus an average of 1.57% for the Peer Group).

The impact of the foregoing characteristics of the Company and the Peer Group’s yields and costs are reflected in the reported ratios of interest income and expense to average assets.  In this regard, the Company’s interest income to average assets fell short of the Peer Group average while the ratio of interest expense was also lower comparison to the Peer Group.  Overall, the Company’s ratio of net interest income to average assets, equal to 2.91% was lower than the Peer Group’s average and median ratios of 3.24% and 3.13%, respectively.  The Company’s lower interest income ratio may be partially reflective of the Company’s loan portfolio composition which is weighted towards low risk weight residential mortgage loans.  The lower ratio of interest expense to average assets may be partially the result of its higher tangible capital position, even on a pre-offering basis, coupled with a modestly lower cost of funds.

Non-interest operating income is a lower contributor to Cheviot’s earnings relative to the Peer Group, at 0.30% and 0.69%.  While the non-interest income for the Company has been trending upward, owing in part, to the higher levels of fee income generated by the acquired customer base of First Franklin, non-interest income will likely remain below the Peer Group average.

RP® Financial, LC.	PEER GROUP ANALYSIS III.12

[TABLE OMITTED]

RP® Financial, LC.	PEER GROUP ANALYSIS III.13

In another key area of core earnings strength, the Company maintained a modestly lower level of operating expenses than the Peer Group.  For the period covered in Table 3.3, the Company and the Peer Group reported operating expense to average assets ratios of 2.56% and 2.75%, respectively.   In the future, the anticipated growth in Cheviot’s operating expenses on the operating expense ratio will be mitigated by the corresponding increase in the Company’s asset base.  The incremental cost of the stock-based benefit plans will also serve to increase the Company’s operating expense ratio.  At the same time, continued balance sheet growth and reinvestment of the offering proceeds should largely offset the anticipated expense increase as a percent of average assets.

Cheviot’s efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 75.1% is less favorable than the Peer Group’s ratio of 70.7%, as the Company generated a lower level of net interest income and non-interest income which was partially offset by a favorable operating expense ratio.  On a post-offering basis, the Company’s efficiency ratio may improve with the reinvestment of the offering proceeds and through full realization of the earnings benefits of the Acquisition.

Loan loss provisions had a larger impact on the Peer Group’s earnings than for the Company, with loan loss provisions equaling 0.57% and 0.15% of average assets, respectively.  The lower level of loan provisions established by the Company was supported by its very favorable credit quality measures adjusted for loans acquired from First Franklin which have been marked-to-market.

Net non-operating income totaled 0.19% for Cheviot and consisted of gains on the sale of loans.  Non-operating income equaled 0.16% for the Peer Group on average and thus, closely approximated the level reported by the Company.

The Company’s effective tax rate for the last 12 months of 21.99% is modestly below the Peer Group average of 24.12%.  As discussed in the financial analysis of the Company in Section One, Cheviot has benefitted from NOLs acquired with the First Franklin.  As of June 30, 2011, Cheviot has approximately $6.4 million in remaining operating loss carryforwards to offset future taxable income for a 20 years period following the Acquisition.  While the acquired NOLs are subject to an annual usage limitation of $1.1 million, the Company will continue to benefit from a low tax rate facilitated by the acquired NOLs.  The Peer Group generally does not have similar tax benefits.  At the same time, the Company has recorded a deferred tax asset related to acquired tax benefits and expects to be fully taxable for financial reporting purposes on a prospective basis.

RP® Financial, LC.	PEER GROUP ANALYSIS III.14

Loan Composition

Table 3.4 presents data related to the comparative loan portfolio composition (including the investment in MBS).  The Company’s loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans and mortgage-backed securities relative to the Peer Group average (55.3% of assets versus 40.8% for the Peer Group).  The Company’s higher ratio of residential mortgage loans was attributable to its more significant investment in permanent 1-4 family mortgage loans (53.1% of assets versus an average of 30.0% for the Peer Group) as Cheviot maintained a lower investment in MBS (2.15% versus 10.53% for the Peer Group).  The Peer Group reported an average balance of $202.6 million of loans serviced for others, while the Company’s balance of loans serviced for others was $107.1 million.  The Peer Group maintained a relatively modest balance of loan servicing intangibles reflective of their modestly higher level balance of loans serviced for others.

Diversification into higher risk and higher yielding types of lending was more significant for the Peer Group compared to the Company, largely on the basis of the higher concentration of commercial real estate and business loans maintained by the Peer Group.  Commercial real estate and multi-family loans were limited for the Company (12.06% of assets), as were commercial loans (2.24% of assets).  By comparison, the Peer Group’s lending diversification consisted primarily of commercial real estate and multi-family loans (22.59% of assets), followed by commercial business loans (7.45% of assets).  Construction and land loans and consumer loans were modest levels for both the Company and the Peer Group.   Revealing the Company’s less significant lending diversification into higher risk types of loans, as well as the lower proportion of loans in IEA, the Company’s risk weighted assets-to-assets ratio was lower than the Peer Group’s ratio (55.6% versus 72.1% for the Peer Group).

Credit Risk

The ratio of NPAs/assets equaled 2.32% for the Company which was modestly below the average and median ratios of 2.68% and 2.35% for the Peer Group, as shown in Table 3.5.  Moreover, to place the Company’s ratio of NPAs into perspective, it should be noted that the average ratio for all publicly traded thrifts equaled 3.74% of assets.  The Company maintained a lower level of loss reserves as a percent of loans as well as lower reserve coverage in relation to NPLs and NPAs.  Specifically, the Company’s ratio of reserves/loans equaled 0.34% versus an average of 1.57% for the Peer Group while reserve coverage in relation to NPAs equaled 13.76% for the Company versus an average of 55.15% for the Peer Group.

RP® Financial, LC.	PEER GROUP ANALYSIS III.15

[TABLE OMITTED]

RP® Financial, LC.	PEER GROUP ANALYSIS III.16

[TABLE OMITTED]

RP® Financial, LC.	PEER GROUP ANALYSIS III.17

Importantly, the Acquisition impacted the Company’s asset quality ratios.  First the increase in delinquencies from December 31, 2010, to June 30, 2011, is primarily attributable to the Acquisition.  As part of the Acquisition, Cheviot acquired $239,000 in loans that were 30 to 59 days delinquent, $2.8 million in loans that were 60 to 89 days delinquent and $5.8 million in loans that were 90 days or more delinquent.  In total, $25.0 million of the Company’s loans designated as credit impaired were acquired from First Franklin and valuation discounts totaling $5.5 million were applied to adjust the fair value of the acquired portfolio to the estimated market value.  Management believes that these fair value adjustments will minimize the risk of credit losses from the portfolio in the future, based on the information which was available with respect to the portfolio and market as of the date of the Acquisition.

Taking into account the foregoing, we have also considered that the credit quality ratios of assets originated by Cheviot is more favorable.  Specifically, the ratio of NPAs originated by Cheviot, excluding assets acquired in the Acquisition, equaled 1.28%, which was below the Peer Group average of 2.68%.  At the same time, reserve coverage ratios in relation to originated assets was more favorable, as reserves to originated NPAs equaled 18.37% which was above the 10.24% reported figure but nonetheless below the Peer Group average of 44.57%.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group.  In terms of balance sheet composition, Cheviot interest rate risk characteristics were considered to be relatively similar to the Peer Group’s, risk characteristics as the Company maintained more favorable (i.e., higher) tangible equity-to-assets and IEA/IBL ratios while the ratio of non-interest earning assets was modestly greater than the Peer Group average.  On a pro forma basis, the infusion of stock proceeds should serve to improve these ratios relative to the Peer Group.

RP® Financial, LC.	PEER GROUP ANALYSIS III.18

[TABLE OMITTED]

RP® Financial, LC.	PEER GROUP ANALYSIS III.19

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Cheviot and the Peer Group.  In general, the relative fluctuations in the Company’s and the Peer Group’s net interest income to average assets ratios were considered to be comparable to the range of the Peer Group companies based on data prior to the Acquisition.  The data for the quarter of the Acquisition and post-acquisition of First Franklin exhibited volatility as a result of the acquisition accounting adjustments and is not believed to be the result of increased volatility due to interest risk exposure.  The stability of the Company’s net interest margin should be enhanced by the infusion of stock proceeds, as the increase in capital will reduce the level interest rate sensitive liabilities funding Cheviot’s assets.

Summary

Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Cheviot.  In those areas where notable differences exist, we will apply appropriate valuation adjustments in the next section.

RP® Financial, LC.	VALUATION ANALYSIS IV.1

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Company’s conversion transaction.

Appraisal Guidelines

The written appraisal guidelines adopted by the Office of Thrift Supervision and which remain in effect through its successor agency (Office of the Comptroller of the Currency) and which are relied upon by the Federal Reserve Board (“FRB”) as well as the Ohio Division of Financial Institutions and the Federal Deposit Insurance Corporation specifies the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion.  Pursuant to this methodology:  (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences.  In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines.  Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes “fundamental analysis” techniques.  Additionally, the valuation incorporates a “technical analysis” of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings.  It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

RP® Financial, LC.	VALUATION ANALYSIS IV.2

The pro forma market value determined herein is a preliminary value for the Company’s to-be-issued stock.  Throughout the conversion process, RP Financial will:  (1) review changes in Cheviot’s operations and financial condition; (2) monitor Cheviot’s operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks and Cheviot’s stock specifically; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally.  If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any.  RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts.  Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Cheviot’s value, or Cheviot’s value alone.  To the extent a change in factors impacting the Company’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III.  The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation.  Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform.  We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Company coming to market at this time.

RP® Financial, LC.	VALUATION ANALYSIS IV.3

1.	Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness.  The similarities and differences in the Company’s and the Peer Group’s financial strengths are noted as follows:

●
Overall A/L Composition.  The IEA composition for the Company and the Peer Group reflects broad similarity in terms of the proportion of loans and investments to total assets.  At the same time, lending diversification into higher risk and higher yielding types of loans was more significant for the Peer Group, which is reflected in their higher risk weighted assets-to-assets ratio in comparison to the Company’s ratio.  Overall, in comparison to the Peer Group, the Company’s IEA composition provided for a lower yield earned on IEA.  The Company’s ratio of IBL/assets was 86.9% versus 88.9% for the Peer Group reflecting Cheviot’s stronger pre-conversion capitalization.  The Company maintained a lower IEA/IBL ratio of 105.5%, versus 106.8% for the Peer Group on average.  The anticipated use of proceeds should improve the Company’s IEA/IBL ratio, minimizing the disparity with the Peer Group.

●
Credit Quality.  The Company’s credit quality data suggests that the level of NPAs is similar to the Peer Group and that the reserve coverage ratio is lower.  However, Cheviot’s asset quality ratios have been impacted by the Acquisition of First Franklin.  Since all the acquired assets have been marked-to-market and their book value adjusted to take into account estimated credit loss, the risk of additional losses on the acquired assets has been lessened.  The Company’s historical asset quality has been strong and the ratio of originated NPAs to originated assets is favorable in comparison to the Peer Group.

●
Balance Sheet Liquidity.  For the most recent period, the Company maintained a similar level of cash and investment securities relative to the Peer Group.  Following the infusion of stock proceeds, the Company’s cash and investments ratio is expected to increase as a portion of the proceeds will be initially retained in cash equivalent instruments as well as investment securities with laddered maturities pending the longer term deployment into loans.  The Company’s future borrowing capacity was considered to be similar to the Peer Group’s capacity based on its similar utilization of borrowings in comparison to the Peer Group.

●
Funding Liabilities.  The Company’s interest-bearing funding composition reflected a similar concentration of deposits and borrowings relative to the comparable Peer Group ratios.  Total interest-bearing liabilities as a percent of assets was lower for the Company in comparison to the Peer Group. Following the stock offering, the increase in the Company’s equity position should serve to further reduce the level of interest-bearing liabilities funding assets resulting in further improvement in the IBL ratio relative to the Peer Group.

RP® Financial, LC.	VALUATION ANALYSIS IV.4

●
Tangible Equity.  The Company currently operates with a higher equity-to-assets ratio than the Peer Group.  Following the stock offering, Cheviot’s pro forma capital position will further exceed the Peer Group’s tangible equity-to-assets ratio.  The increase in the Company’s pro forma capital position will result in greater leverage potential and further reduce the level of interest-bearing liabilities utilized to fund assets.  The Company’s post-conversion equity growth rate will initially be constrained by maintenance of a comparatively higher pro forma equity position although improving earnings facilitated in part, by realization of the earnings benefits of the Acquisition may enhance the return on equity.

On balance, taking into account the overall balance sheet composition, the improved IEA/IBL ratio following the Second-Step Conversion and the Company’s credit quality ratios taking into account the fair value adjustments applied to First Franklin’s assets in the acquisition accounting, we applied a slight upward adjustment for this factor.

2.	Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of a financial institution’s earnings stream and the prospects and ability to generate future earnings, heavily influence the multiple that the investment community will pay for earnings.  The major factors considered in the valuation are described below.

●
Reported Profitability.  The Company reported slightly lower earnings than the Peer Group based on an average return on average assets (“ROAA”) basis (0.54% of average assets which equaled the Peer Group average).  In comparison to the Peer Group, the Company’s historical operations reflect a lower ratio of net interest income and non-interest income which was mitigated to an extent by the Company’s lower operating expenses.  Additionally, Cheviot’s loan loss provisions are below the Peer Group average.  As noted previously in Section One, the acquisition of First Franklin is expected to be accretive to the Company’s earnings and is a positive factor in the Company’s future operations in relation to the Peer Group, as only roughly one quarter of the post-acquisition operations have been reflected in the Company’s trailing twelve month earnings.

●
Core Profitability.  The Company and the Peer Group were impacted by non-operating income and expenses to approximately the same degree, with non-operating gains on sale equaling 0.19% of average assets for the Company and 0.18% of average assets for the Peer Group, respectively.  The Company’s core earnings are expected to improve as a result of the Acquisition but the core profitability improvement related to the Second-Step Conversion will be limited by low reinvestment rates and the expense of the new stock plans.

RP® Financial, LC.	VALUATION ANALYSIS IV.5

●
Interest Rate Risk.  Quarterly changes in the net interest income ratio for the Company indicated a similar level of volatility recognizing that there was some post-acquisition volatility related to the acquisition of First Franklin.  Several other risk characteristics pertaining to interest rate risk were more favorable even on a pre-conversion basis including the higher tangible equity-to-assets and IEA/IBL ratios while the ratio of non-interest earning assets was modestly greater than the Peer Group average.  On a pro forma basis, the infusion of stock proceeds should serve to improve these ratios relative to the Peer Group.

●
Credit Risk.  As noted herein, the Company has historically maintained strong credit quality and, while the ratio of total NPAs is skewed upward by the acquired portfolio of First Franklin, the acquired assets have been marked to market and reflect the establishment of significant valuation discounts which may mitigate future potential losses and loan loss provisions on the acquired assets.  The Company’s loss experience on loans it has originated has generally been favorable in comparison to the Peer Group.

●
Earnings Growth Potential.  It appears the Company has greater earnings growth potential, particularly as a result of the Acquisition (the benefits of the Acquisition have not been fully reflected in trailing twelve month earnings for the Company). In this regard, earnings benefits may be derived from the expanded base of interest earning assets, merger synergies including cost savings on a combined basis and improved ability to market the Company’s products and services as a result of the expanded branch footprint.  The enhanced equity resulting from the Second-Step Conversion may also provide earnings benefits over the longer term as the Company seeks to profitably leverage its expanded capital base.

●
Return on Equity.  The Company’s pro forma ROE is expected to fall below the comparable averages for the Peer Group owing to the Company’s strong pro forma equity and lower ROA based on reported earnings.  The Company’s ROE may likely benefit from the additional earnings contribution related to the acquisition of the First Franklin franchise and over the longer term, from post-conversion leveraging which will take some time to achieve.

Overall, we concluded with a slight upward adjustment for profitability, growth and viability of earnings, which primarily takes into account the long term earnings benefits of the First Franklin acquisition including the potential to realize appreciable merger synergies.

3.	Asset Growth

The growth rates for key balance sheet aggregates over the last 12 months for the Company are skewed upward by the Acquisition and all, with the exception of capital, well exceed the comparable Peer Group averages.  At the same time, organic growth achieved for key balance sheet aggregates by the Company were relatively modest and more comparable to the Peer Group levels.  On a pro forma basis, the Company’s tangible equity-to-assets ratio will exceed the Peer Group’s tangible equity-to-assets ratio, indicating equal to greater leverage capacity for the Company.  Coupled with the anticipated future benefits of the Acquisition as it relates to the Company’s growth potential, we have applied a slight upward adjustment for this factor.

RP® Financial, LC.	VALUATION ANALYSIS IV.6

4.	Primary Market Area

The general condition of an institution’s market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served.   Cheviot’s primary market area for loans and deposits primarily consists of the Hamilton County market and surrounding areas in the Cincinnati metropolitan area where the Company maintains its branch network.  Within this market, the Company faces significant competition for loans and deposits from larger financial institutions, which provide a broader array of services and have significantly larger branch networks.

Demographic and economic trends and characteristics in the Company’s primary market area are comparable to the primary market areas served by the Peer Group companies (see Exhibit III-2).  In this regard, the total population of Hamilton County is larger than the average of the Peer Group’s primary markets.  At the same time, historical population growth rates in Hamilton County reflect shrinkage of 1% annually of the 2000-2010 period versus growth equal to 5.5% and 4.2% based on the average and median, respectively.  Forecasted population growth rates are more favorable for the Company’s markets based on projected growth of 1.9% for the 2010 to 2015 period, which fell between the Peer Group’s average and median projected growth rates.  Per capita income levels in Hamilton County were higher than the Peer Group’s markets but the deposit market share exhibited by the Company in Hamilton County was below the Peer Group average and median.  Unemployment rates for the markets served by the Peer Group companies were slightly more favorable than Hamilton County but Hamilton County’s unemployment rate was in the range of the Peer Group’s markets (range of 4.5% to 11.8%).

On balance, we concluded that no adjustment was appropriate for the Company’s market area.

5.             Dividends

The Company currently pays a quarterly dividend of $0.12 per share. Cheviot has indicated its intention to continue to pay a quarter dividend of $0.08 per share or $0.32 per share annually, equal to a 4.0% dividend yield based on an $8.00 per share IPO price.  However, future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

RP® Financial, LC.	VALUATION ANALYSIS IV.7

Ten of the eleven Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 2.34% to 5.55%.  The average dividend yield on the stocks of the Peer Group institutions was 3.61% as of August 5, 2011, representing an average payout ratio of 24.22% of core earnings.  As of August 5, 2011, approximately 62% of all fully-converted publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.95%.  The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Company’s indicated dividend policy provides for a dividend yield that falls within the Peer Group range, while the Company’s implied payout ratio is above the Peer Group’s average payout ratio.  The Company’s dividend capacity will be enhanced by the Second-Step Conversion and resulting increase in capital.  Overall, we concluded that no adjustment was warranted for purposes of the Company’s dividend policy.

6.	Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets.  All eleven of the Peer Group members trade on NASDAQ.  Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock.  The market capitalization of the Peer Group companies ranged from $15.2 million to $75.3 million as of August 5, 2011, with average and median market values of $44.6 million and $49.8 million, respectively.  The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.0 million to 11.0 million, with average and median shares outstanding of 4.8 million and 3.0 million, respectively.  The Company’s Second-Step Conversion offering is expected to provide for pro forma shares outstanding that will be generally in the upper end of the range of the shares outstanding indicated for the Peer Group companies.  Likewise, the market capitalization of the Company will be in the upper end of the range exhibited by the Peer Group companies at the midpoint of the offering range and in excess of the Peer Group companies at the higher end of the valuation range.  Like all of the Peer Group companies, the Company’s stock will continue to be quoted on the NASDAQ following the second-step stock offering.  Based on the fact that the pro forma market capitalization and shares outstanding will be above the Peer Group average and median and may even exceed the Peer Group range at the upper end of the offering range, we have applied a slight upward adjustment for this factor.

RP® Financial, LC.	VALUATION ANALYSIS IV.8

7.	Marketing of the Issue

We believe that four separate markets exist for thrift stocks, including those coming to market such as Cheviot’s:  (A) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (B) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; (C) the acquisition market for thrift franchises in Ohio; and (D) the market for the public stock of Cheviot.  All of these markets were considered in the valuation of the Company’s to-be-issued stock.

A.   The Public Market

                       The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations.  Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts.  In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general.  Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks.  Exhibit IV-3 displays historical stock price indices for thrifts only.

RP® Financial, LC.	VALUATION ANALYSIS IV.9

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. The broader stock market started 2011 on an upswing, fueled by reports of manufacturing activity picking up in December.  Weaker than expected job growth reflected in the December employment report pulled stocks lower to close out the first week in 2011.  A favorable fourth quarter earnings report by J.P. Morgan and data confirming strength in the manufacturing sector helped stocks to rebound in mid-January, with the DJIA moving to its highest close since June 2008.  The positive trend in the broader stock market was sustained in late-January, which was followed by a one day sell-off as political unrest in Egypt rattled markets around the world.  The DJIA ended up 2.7% for the month of January, which was its strongest January in 14 years.  Stocks continued to trade higher through the first two weeks of February, as the DJIA closed higher for eight consecutive trading sessions.  Strong manufacturing data for January, merger news and some favorable fourth quarter earnings reports helped to sustain the rally in the broader stock market.  News that Egypt’s President resigned further boosted stocks heading into mid-February.  A strong report on manufacturing activity in the Mid-Atlantic region lifted the DJIA to a fresh two and one-half year high in mid-February, which was followed by a sell-off as stocks tumbled worldwide on worries over escalating violence in Libya.  Stocks recovered in late-February, as oil prices stabilized.  Volatility was evident in the broader stock market in early-March, as investors reacted to some strong economic reports mixed with concerns about Middle East tensions and surging oil prices.  The DJIA closed below 12000 in the second week of March, as financial markets around the world were shaken by escalating turmoil in the Middle East and surprisingly downbeat economic news out of China.  Stocks climbed to close out the second week of March, as some companies benefited from expectations that the rebuilding efforts in Japan following the earthquake and tsunami would positively impact their earnings.  Announcements by some large banks of intentions to increase dividends, gains in energy companies and encouraging earnings news coming out of the technology sector contributed to gains in the broader market heading into late-March. Telecom stocks led the market higher in late-March, based on expectations of more consolidation in that sector.  Overall, the DJIA gained 6.4% in the first quarter, which was its best first quarter performance in twelve years.

Stocks started out the second quarter of 2011 with gains, as investors were heartened by the March employment report which showed signs of stronger job creation and the lowest unemployment rate in two years.  Investors exercised caution in early-April ahead of the potential shutdown of the U.S. Government, which provided for a narrow trading range in the broader stock market.  Worries about the high cost of raw materials undercutting growth prospects and some favorable economic reports translated into a mixed stock market performance in mid-April.  Strong first quarter earnings reports posted by some large technology stocks helped to lift the DJIA to a multi-year high going into the second half of April.  Stocks rose following the Federal Reserve’s late-April meeting, based on indications that the Federal Reserve would not be increasing rates anytime soon.  Disappointing earnings reports and lackluster economic data pressure stocks lower ahead of the April employment report.  Stronger than expected job growth reflected in April employment data, along with a pick-up in deal activity, helped stocks to rebound heading into mid-May.  Worries about Greece’s debt problems and a slowdown in the global economic recovery pulled stocks lower in mid-May.  A general downward trend prevailed in the broader stock market during the second half of May 2011 into the first half of June, as the Dow Jones Industrial Average (“DJIA”) declined for six consecutive weeks.  Mounting evidence that the economic recovery was losing steam and renewed concerns about a possible Greek default were noted factors contributing to the sell-off in the broader stock market.  Stocks rebounded heading into the second half of June, as worries over Greece’s debt crisis eased following a pledge by European leaders to head off a debt default by Greece.  More signs of progress regarding Greece’s debt crisis and an accord reached by Bank of America with investors that purchased mortgage-backed securities issued by Countrywide helped the DJIA to close out a volatile second quarter on a four day winning streak.  Overall, the DJIA ended up 1.8% for the second quarter.

RP® Financial, LC.	VALUATION ANALYSIS IV.10

The rally in the broader stock market continued at the start of the third quarter of 2011, as the DJIA approached a new high for 2011 amid indications the U.S. economy was possibly regaining momentum following a surprising jump in June manufacturing activity.  Stocks reversed course following the disappointing employment report for June, which raised fresh doubt about the strength of the U.S. economy.  Deepening concerns about the euro-zone debt crisis and the fiscal and economic woes of the U.S. further depressed stocks heading into mid-July.  Volatility was evident in the broader stock market heading into the second half of July, as investors weighed generally favorable second earnings reports against threatened debt defaults in the U.S. and Europe.  Stocks closed out July posting their biggest weekly drop in over a year on continuing debt-ceiling worries.  On August 5, 2011, the DJIA closed at 11444.61, an increase of 7.2% from one year ago and a decrease of 1.1% year-to-date, and the NASDAQ closed at 2532.41, an increase of 10.4% from one year ago and a decrease of 4.5% year-to-date.  The Standard & Poor’s 500 Index closed at 1199.38 on August 5, 2011, an increase of 6.5% from one year ago and a decrease of 4.6% year-to-date.

The market for thrift stocks has been somewhat uneven in recent quarters, but in general has underperformed the broader stock market.  Thrift stocks rallied along with the broader stock market at the start of 2011, as investors were encouraged by data that suggested the economic recovery was strengthening.  A strong fourth quarter earnings report posted by J.P. Morgan supported gains in the financial sector in mid-January, which was followed by a downturn heading into late-January as some large banks reported weaker than expected earnings.  Thrift stocks traded higher along with the broader stock market into mid-February, as financial stocks benefitted from some favorable fourth quarter earnings reports coming out of the financial sector.  Financial stocks also benefitted from a rally in mortgage insurer stocks, which surged on a government proposal to shrink the size of FHA.  Thrift stocks faltered along with the broader market heading into late-February, as investors grew wary of mounting violence in Libya.  A report that December home prices fell to new lows in eleven major metropolitan areas further contributed to the pullback in thrift prices.  Thrift prices rebounded along with the broader market in late-February.  Higher oil prices and profit taking pressured thrift stocks lower in early-March.  News that Bank of America was planning to increase its dividend lifted financial stocks in general in the second week of March, which was followed by a downturn amid a pullback in the broader stock market.  Thrift stocks advanced on announced plans by some large banks to increase their dividends following the Federal Reserve’s completion of its “stress test”, which was followed by a slight pullback in thrift stocks heading into late-March.  Home sales data for February showing sharp drop-offs in new and existing home sales contributed to decline in thrift prices.  An upward revision to fourth quarter GDP helped thrift stocks to rebound slightly in late-March.

RP® Financial, LC.	VALUATION ANALYSIS IV.11

The favorable employment report for March 2011 helped thrift stocks advance along with the broader stock at the start of the second quarter of 2011.  Financial stocks outpaced the broader market in early-April, based on improving conditions for the larger banks and then eased lower on growing concerns about the potential shutdown of the U.S. Government.  Mixed first quarter earnings reports, which included lower first quarter revenues reported by nation’s largest banks, pressured thrift stocks lower going into the second half of April.  The Federal Reserve’s announcement that it will keep interest rates low for the foreseeable future helped to lift thrift stocks in late-April.  Thrift stocks lagged the broader stock market heading into mid-May, as weak housing data continued to weigh on the sector.  Most notably, home prices fell 3% in the first quarter of 2011, the steepest drop since 2008. Moody’s continued negative outlook on the American banking system weighed on thrift stocks as well in mid-May.  After trading in a narrow range during the second half of May 2011, bank and thrift stocks led the broader market lower in early-June as economic data suggested that the recovery was losing momentum.  A drop-off in home sales in April hurt the thrift sector as well.  Thrift stocks edged higher in mid-June, following a report that housing starts rose in May.  Concerns about the economic outlook depressed thrift stocks heading into late-June, which was followed by a late-June and early-July rally.  Thrift stocks participated in the rally led by bank stocks on news of Bank of America’s mortgage-backed securities settlement and the Federal Reserve a higher-than-expected interchange fee cap.

The thrift sector paralleled trends in the boarder stock at start of the third quarter of 2011, initially rallying on upbeat economic data showing an unexpected increase in June manufacturing activity followed by a pullback on the disappointing employment for June.  Second quarter earnings reports for thrifts were generally better compared to the year period, which along with U.S. debt worries, provided for a narrow range for thrift stocks through mid-July.  Thrift stocks followed the broader market lower in-late July, which was largely related to the ongoing debt stalemate in Washington.  On August 5, 2011, the SNL Index for all publicly-traded thrifts closed at 493.8, a decrease of 12.6% from one year ago and a decrease of 16.6% year-to-date.

RP® Financial, LC.	VALUATION ANALYSIS IV.12

B.    The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company’s pro forma market value.  The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically:  (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials.  The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value.  Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 4.1, three standard conversions and one second-step conversions have been completed during the past three months.  The recently completed second-step conversion offering is the most relevant and included the transaction completed by Naugatuck Valley Financial Corp. of Connecticut, which completed its second-step conversion on June 30, 2011.   In general, second-step conversions tend to be priced (and trade in the aftermarket) at higher P/TB ratios than standard conversions.  We believe investors take into consideration the generally more leveraged pro forma balance sheets of second-step companies, their track records as public companies prior to conversion, and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks.  Naugatuck Valley Financial Corp.’s second-step offering was completed between the midpoint and maximum of the offering range, with a 60% offering raising gross proceeds of $33.4 million.  The closing pro forma price/tangible book value ratio of the second-step conversion by Naugatuck Valley Financial Corp. was equal to 69.2% and the pro forma P/E multiple was 30.48 times core earnings.

RP® Financial, LC.	VALUATION ANALYSIS IV.13

[TABLE OMITTED]

RP® Financial, LC.	VALUATION ANALYSIS IV.14

Shown in Table 4.2 are the current pricing ratios for the four companies that have completed fully-converted offerings during the past three months, all of which are traded on NASDAQ.  The current average P/TB ratio of the publicly-traded recent conversions equaled 72.97%, based on closing stock prices as of August 5, 2011.

C.    The Acquisition Market

Also considered in the valuation was the potential impact on Cheviot’s stock price of recently completed and pending acquisitions of other thrift institutions operating in Ohio.  As shown in Exhibit IV-4, there were five thrift acquisitions completed from the beginning of 2008 through August 5, 2011.  Additionally, there were seven acquisitions of commercial banks in Ohio over the corresponding timeframe.  The recent acquisition activity may imply a certain degree of acquisition speculation for the Company’s stock.  To the extent that acquisition speculation may impact the Company’s offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Company’s market and, thus, are subject to the same type of acquisition speculation that may influence Cheviot’s stock.  However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Cheviot’s stock would tend to be less compared to the stocks of the Peer Group companies.

RP® Financial, LC.	VALUATION ANALYSIS IV.15

[TABLE OMITTED]

RP® Financial, LC.	VALUATION ANALYSIS IV.16

D.    Trading in Cheviot’s Stock

Since Cheviot’s minority stock currently trades under the symbol “NVSL” on NASDAQ, RP Financial also considered the recent trading activity in the valuation analysis.  Cheviot had a total of 8,864,908 shares issued and outstanding at August 5, 2011, of which 3,409,595 shares were held by public shareholders and traded as public securities.  The Company’s stock has had a 52 week trading range of $8.01 to $9.49 per share and its closing price on August 5, 2011 was $8.45 for an implied market value of $74.9 million.

There are significant differences between the Company’s minority stock (currently being traded) and the conversion stock that will be issued by the Company.  Such differences include different liquidity characteristics, a different return on equity for the conversion stock, the stock is currently traded based on speculation of a range of exchange ratios and dividend payments, if any, will be made on all shares outstanding.  Since the pro forma impact has not been publicly disseminated to date, it is appropriate to discount the current trading level.  As the pro forma impact is made known publicly, the trading level will become more informative.

*  *  *  *  *  *  *  *  *  *  *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for second-step conversions, the acquisition market and recent trading activity in the Company’s minority stock.  Taking these factors and trends into account, RP Financial concluded that a slight downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8.             Management

The Company’s management team appears to have experience and expertise in all of the key areas of the Company’s operations.  Exhibit IV-5 provides summary resumes of the Company’s Board of Directors and senior management.  The financial characteristics of the Company suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Company’s present organizational structure.  The Company currently does not have any senior management positions that are vacant.

RP® Financial, LC.	VALUATION ANALYSIS IV.17

Overall, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies.  Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9.             Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted regulated institution, Cheviot will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions.  Exhibit IV-6 reflects the Company’s pro forma regulatory capital ratios.  On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Slight Upward
Asset Growth	Slight Upward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	Slight Upward
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology originally promulgated by the OTS and remain in effect through its successor agency (Office of the Comptroller of the Currency) and which are relied upon by the Federal Reserve Board (“FRB”) i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Company’s to-be-issued stock -- price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches -- all performed on a pro forma basis including the effects of the stock proceeds.  In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Company’s prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and expenses (summarized in Exhibits IV-7 and IV-8).

RP® Financial, LC.	VALUATION ANALYSIS IV.18

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial’s valuation placed an emphasis on the following:

●
P/E Approach.  The P/E approach is generally the best indicator of long-term value for a stock and we have given it the most significant weight among the valuation approaches.  Given certain similarities between the Company’s and the Peer Group’s earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation.  At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma basis for the Company; and (2) the Peer Group companies have had the opportunity to realize the benefit of reinvesting and leveraging the offering proceeds, we also gave weight to the other valuation approaches.

●
P/B Approach.  P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of a conversion offering, as the earnings approach involves assumptions regarding the use of proceeds.  RP Financial considered the P/B approach to be a valuable indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches.  We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or “P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

●
P/A Approach.  P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings.  Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio.  At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community’s willingness to pay market multiples for earnings or book value when ROE is expected to be low.

●
Trading of Cheviot’s stock.  Converting institutions generally do not have stock outstanding.  Cheviot, however, has public shares outstanding due to the mutual holding company form of ownership.  Since Cheviot is currently traded on NASDAQ, it is an indicator of investor interest in the Company’s conversion stock and therefore received some weight in our valuation.  Based on the August 5, 2011, stock price of $8.45 per share and the 8,864,908 shares of Cheviot stock outstanding, the Company’s implied market value of $74.9 million was considered in the valuation process.  However, since the conversion stock will have different characteristics than the minority shares, and since pro forma information has not been publicly disseminated to date, the current trading price of Cheviot’s stock was somewhat discounted herein but will become more important towards the closing of the offering.

RP® Financial, LC.	VALUATION ANALYSIS IV.19

The Company has adopted Statement of Position (“SOP”) 93-6, which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares.  For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted.  However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

In preparing the pro forma pricing analysis we have taken into account the pro forma impact of the MHC net assets that will be consolidated with the Company.  At June 30, 2011, the MHC had unconsolidated net assets of $48 thousand.  These entries have been added to the Company’s June 30, 2011, reported financial information to reflect the consolidation of the MHC into the Company’s operations.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of August 5, 2011, the aggregate pro forma market value of Cheviot’s conversion stock equaled $71,500,200 at the midpoint, equal to 8,937,525 shares at $8.00 per share.  The $8.00 per share price was determined by the Cheviot’s Board.  The midpoint and resulting valuation range is based on the sale of a 61.5% ownership interest to the public, which provides for a $44,000,000 public offering at the midpoint value.

1.           Price-to-Earnings (“P/E”).  The application of the P/E valuation method requires calculating the Company’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base.  In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds.  The Company’s reported earnings equaled $2.352 million for the twelve months ended June 30, 2011.  In evaluating the Company’s core earnings, there were no significant non-operating income and expenses in the trailing twelve month earnings (Note:  see Exhibit IV-9 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).  While the Company expects to realize earnings benefits from the Acquisition, these benefits are difficult to quantify precisely and have been treated as an upward valuation adjustment to the Company’s value in relation to the Peer Group.

RP® Financial, LC.	VALUATION ANALYSIS IV.20

Based on the Company’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company’s pro forma reported and core P/E multiples at the $71.5 million midpoint value both equaled 31.56 times, indicating premiums of 109.7% and 67.2%, relative to the Peer Group’s average reported and core earnings multiples of 15.05 times and 18.88 times, respectively (see Table 4.3).  In comparison to the Peer Group’s median reported and core earnings multiples of 12.41 times and 16.63 times, respectively, the Company’s pro forma reported and core P/E multiples at the midpoint value indicated premiums of 154.3% and 89.8%, respectively.  The Company’s pro forma reported and core P/E ratios at the minimum and the supermaximum equaled 26.70 times and 42.16 times, respectively.

Importantly, we consider it appropriate that the Company’s earnings multiple reflect a comparative premium in view of the cumulative valuation adjustments and the earnings impact of the Acquisition which has not been fully reflected in trailing twelve month earnings and which may be enhanced over time as a result of the realization of anticipated merger synergies.

2.           Price-to-Book (“P/B”). The application of the P/B valuation method requires calculating the Company’s pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group’s P/B ratio, to the Company’s pro forma book value.  Based on the $71.5 million midpoint valuation, the Company’s pro forma P/B and P/TB ratios equaled 65.36% and 73.06%, respectively.  In comparison to the average P/B and P/TB ratios for the Peer Group of 74.98% and 80.20%, the Company’s ratios reflected a discount of 12.8% on a P/B basis and a discount of 8.9% on a P/TB basis.  In comparison to the Peer Group’s median P/B and P/TB ratios of 67.44% and 78.41%, respectively, the Company’s pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 3.1% and 6.8%, respectively.  At the top of the super range, the Company’s P/B and P/TB ratios equaled 77.44% and 85.47%, respectively, which were at a premium to the Peer Group averages and medians.  RP Financial considered the modest discounts at the midpoint to be reasonable, notwithstanding the premiums under the earnings approach based on trailing twelve month earnings in view of a number of factors including the Company’s earnings growth potential, post-conversion market capitalization and liquidity of the stock among other factors.

RP® Financial, LC.	VALUATION ANALYSIS IV.21

3.           Price-to-Assets (“P/A”).  The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases.  In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein.  At the $71.5 million midpoint of the valuation range, the Company’s value equaled 11.26% of pro forma assets.  Comparatively, the Peer Group companies exhibited an average P/A ratio of 6.91%, which implies a premium of 63.0% has been applied to the Company’s pro forma P/A ratio.  In comparison to the Peer Group’s median P/A ratio of 6.55%, the Company’s pro forma P/A ratio at the midpoint value reflects a premium of 71.9%.

Comparison to Recent Offerings

As indicated at the beginning of this section, RP Financial’s analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a “technical” analysis and, thus, the pricing characteristics of recent conversion offerings cannot be a primary determinate of value.  Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals).  As discussed previously, one second-step conversions has been completed within the past three months and closed at a pro forma price/tangible book ratio of 69.2% (see Table 4.2) and closed 2.5% below its offering after the first week of trading.  In comparison, the Company’s pro forma price/tangible book ratio at the appraised midpoint value equaled 73.06% and reflects a premium relative to the closing price of Naugatuck Valley Financial Corp. of 5.6%.  In relation to all recent conversion transactions (three standard conversions and one second-step transaction) which closed at an average P/TB ratio of 67.2%, the Company’s pro forma P/TB ratio at the midpoint was at an 8.7% premium.

RP® Financial, LC.	VALUATION ANALYSIS IV.22

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of August 5, 2011, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) newly-issued shares representing the MHC’s current ownership interest in the Company and (2) exchange shares issued to existing public shareholders of the Company - was $71,500,200 at the midpoint, equal to 8,937,525 shares at a per share value of $8.00.  The resulting range of value and pro forma shares, all based on $8.00 per share, are as follows: $60,775,168 or 7,596,896 shares at the minimum; $82,225,224, or 10,278,153 shares at the maximum; and $94,559,008 or 11,819,876 shares, at the supermaximum (also known as “maximum, as adjusted”).

Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC, the midpoint of the offering range is $44,000,000, equal to 5,500,000 shares at $8.00 per share.  The resulting offering range and offering shares, all based on $8.00 per share, are as follows: $37,400,000, or 4,675,000 shares, at the minimum; $50,600,000 or 6,325,000 shares at the maximum; and $58,190,000 or 7,273,750 shares, at the supermaximum.  A schedule reflecting a distribution of the shares at each point in the range is reflected in the schedule below.  The pro forma valuation calculations relative to the Peer Group are shown in Table 4.3 and are detailed in Exhibit IV-7 and Exhibit IV-8.

[TABLE OMITTED]

RP® Financial, LC.	VALUATION ANALYSIS IV.23

Establishment of the Exchange Ratio

FRB regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares in the fully converted company.  The Board of Directors of Cheviot has independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders.  The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the subscription and syndicated offerings and the final appraisal.

Based on the valuation conclusion herein, the resulting offering value and the $8.00 per share offering price, the indicated exchange ratio at the midpoint is 1.0082 shares of the Company for every one public share held by public shareholders.  Furthermore, based on the offering range of value, the indicated exchange ratio is 0.8570 at the minimum, 1.1594 at the maximum and 1.333 at the supermaximum.  RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

RP® Financial, LC.	VALUATION ANALYSIS IV.24

[TABLE OMITTED]